ARRANGEMENT AGREEMENT

AMONG:

1350849 ALBERTA LTD.

- and -

TAQA NORTH LTD.

- and -

PRIMEWEST ENERGY TRUST

- and -

PRIMEWEST ENERGY INC.

SEPTEMBER 24, 2007

 NY\1326408.1

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION

1.1

Definitions

1.2

Interpretation Not Affected by Headings, etc.

1.3

Number, etc.

1.4

Date for Any Action

1.5

Entire Agreement

1.6

Currency

1.7

Accounting Matters

1.8

Interpretation Not Affected by Party Drafting

1.9

Trust Power and Capacity

1.10

Schedules

ARTICLE 2 THE ARRANGEMENT

2.1

Plan of Arrangement

2.2

Interim Order

2.3

Information Circular and Meeting

2.4

Officers, Employees and Retention

2.5

Effective Date

2.6

Directors' and Officers' Indemnities and Insurance

ARTICLE 3 COVENANTS

3.1

Covenants of  Acquiring Parties

3.2

Covenants of PrimeWest and OpCo

3.3

Mutual Covenants Regarding the Arrangement

3.4

Non-Solicitation

3.5

Provision of Information; Access

3.6

Structuring Matters

ARTICLE 4 REPRESENTATIONS AND WARRANTIES

4.1

Representations and Warranties of Acquiring Parties

4.2

Representations and Warranties of PrimeWest and OpCo

4.3

Privacy Issues

ARTICLE 5 CONDITIONS PRECEDENT

5.1

Mutual Conditions Precedent

5.2

Additional Conditions to Obligations of Purchaser

5.3

Additional Conditions to Obligations of PrimeWest and OpCo

5.4

Notice and Effect of Failure to Comply with Conditions

5.5

Satisfaction of Conditions

ARTICLE 6 AGREEMENT AS TO DAMAGES AND OTHER ARRANGEMENTS

6.1

Purchaser Damages

6.2

Liquidated Damages

ARTICLE 7 AMENDMENT

7.1

Amendment

ARTICLE 8 TERMINATION

8.1

Termination

ARTICLE 9 NOTICES

9.1

Notices

ARTICLE 10 GENERAL

10.1

Binding Effect

10.2

Assignment

10.3

Disclosure

10.4

Costs

10.5

Severability

10.6

Further Assurances

10.7

Time of Essence

10.8

Governing Law

10.9

Waiver

10.10

Third Party Beneficiaries

10.11

Obligations

10.12

Counterparts

SCHEDULE "A" – Plan of Arrangement

 NY\1326408.1

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is dated as of the 24th day of September, 2007.

AMONG:

1350849 ALBERTA LTD., a corporation subsisting under the Laws of the Province of Alberta (hereinafter referred to as the "Purchaser")

AND

TAQA NORTH LTD., a corporation subsisting under the Laws of the Province of Alberta (hereinafter, the "Purchaser Guarantor")

AND

PRIMEWEST ENERGY TRUST, a trust created under the Laws of the Province of Alberta (hereinafter referred to as "PrimeWest")

AND

PRIMEWEST ENERGY INC., a corporation subsisting under the Laws of the Province of Alberta (hereinafter referred to as "OpCo")

WHEREAS Purchaser, Purchaser Guarantor, PrimeWest and OpCo wish to propose an arrangement involving Purchaser, OpCo and the securityholders of PrimeWest and OpCo;

AND WHEREAS the Parties intend to carry out the transactions contemplated herein by way of an arrangement under the provisions of the ABCA;

AND WHEREAS the Parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to such arrangement;

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto do hereby covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1

Definitions

In this Agreement, unless there is something in the context or subject matter inconsistent therewith, the following defined terms have the meanings hereinafter set forth:

(a)

"ABCA" means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b)

"Acquired Trust" means Shiningbank Energy Income Fund, an unincorporated open ended investment trust created under the laws of the Province of Alberta;

(c)

"Acquired Trust Financial Statements" means Acquired Trust's audited consolidated financial statements for the years ended December 31, 2006 and 2005, together with the notes thereto and the report of the auditors thereon and the unaudited consolidated financial statements of Acquired Trust for the three months ended March 31, 2007;

(d)

"Acquired Trust LP" means Shiningbank Limited Partnership, a limited partnership formed pursuant to the laws of Alberta, the general partner of which is OpCo;

(e)

"Acquired Trust Operating Trust" means Shiningbank Operating Trust, an unincorporated trust organized under the laws of the Province of Alberta;

(f)

"Acquired Trust Public Record" means all information filed by Acquired Trust after December 31, 2006 with any securities commission or similar regulatory authority in compliance, or intended compliance, with any Applicable Canadian Securities Laws;

(g)

"Acquired Trust Holdings" means SLP Holdings Inc., a corporation incorporated under the ABCA;

(h)

"Acquiring Parties" means Purchaser and Purchaser Guarantor and "Acquiring Party" means either of them, unless the context otherwise requires;

(i)

"Acquiring Parties' Information" means the information required to be included in the Information Circular under Applicable Canadian Securities Laws concerning the Acquiring Parties and their businesses, operations and affairs;

(j)

"Acquisition Proposal" means any inquiry or the making of any proposal to PrimeWest, the PrimeWest Subsidiaries or the PrimeWest Securityholders from any Person which constitutes or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (1) an acquisition from PrimeWest, the PrimeWest Subsidiaries or the PrimeWest Securityholders of more than 20% (except that the reference to "20%" shall be replaced by "50%" for purposes of the definition of a Superior Proposal) of any securities of PrimeWest or OpCo; (2) any acquisition of a substantial amount of assets of PrimeWest or the PrimeWest Subsidiaries (except that the reference to "a substantial amount of assets of PrimeWest or the PrimeWest Subsidiaries" shall be replaced by "no less than 50% of the assets of PrimeWest and the PrimeWest Subsidiaries on a consolidated basis" for purposes of the definition of a Superior Proposal); (3) an amalgamation, arrangement, merger, or consolidation involving PrimeWest or the PrimeWest Subsidiaries; (4) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization or similar transaction involving PrimeWest or the PrimeWest Subsidiaries; or (v) any other transaction, the consummation of which would reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement or which would reasonably be expected to materially reduce the benefits to Purchaser under this Agreement or the Arrangement;

(b)

"Agreement" means and refers to this arrangement agreement (including the schedules hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;

(c)

"Applicable Canadian Securities Laws" means, collectively, and as the context may require, the securities legislation of each of the provinces of Canada, and the rules, regulations and policies published and/or promulgated thereunder, as such may be amended from time to time prior to the Effective Date;

(d)

"Applicable Law", in the context that refers to one or more Persons, means that the Laws that apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

(e)

"Arrangement" means the arrangement pursuant to Section 193 of the ABCA set forth in the Plan of Arrangement, as supplemented, modified or amended, and not to any particular article, section or other portion thereof;

(f)

"Articles of Arrangement" means the articles of arrangement in respect of the Arrangement required under Subsection 193(10) of the ABCA to be sent to the Registrar after the Final Order has been granted, giving effect to the Arrangement;

(g)

"Benefit Plans" means, collectively, all employee benefit, health, welfare, supplemental unemployment benefit, bonus, incentive, pension, profit sharing, current or deferred compensatory security compensation, security option, security purchase, security appreciation, phantom security option, savings, retirement, hospitalization insurance, health or other medical, dental, life, legal, disability or other insurance (whether self insured or insured) and similar plans or arrangements or practices, whether written or oral, which are sponsored, maintained or contributed to by PrimeWest or the PrimeWest Subsidiaries;

(h)

"Business Day" means a day other than a Saturday, Sunday or other than a day when banks in the City of Calgary, Alberta or New York, New York are not generally open for business;

(i)

"Certificate" means the certificate or other confirmation of filing to be issued by the Registrar pursuant to Subsection 193(11) of the ABCA giving effect to the Arrangement;

(j)

"Code" means the United States Internal Revenue Code of 1986, as amended;

(k)

"Commissioner" means the Commissioner of Competition appointed pursuant to the Competition Act;

(l)

“Commitment Letter” has the meaning set forth in Section 4.1(h);

(m)

"Competition Act" means the Competition Act, R.S. 1985, c. C-34, including the regulations thereunder, as amended;

(n)

"Competition Act Approval" means, in respect of the Arrangement, that:

(i)

an advance ruling certificate (an "ARC") pursuant to Section 102 of the Competition Act shall have been issued by the Commissioner; or

(ii)

a waiver under Section 113(c) of the Competition Act of the obligation to notify the Commissioner and supply information and a "no action letter" shall have been received from the Commissioner indicating that she is of the view that grounds do not exist at that time to initiate proceedings before the Competition Tribunal under Section 92 of the Competition Act in respect of the Arrangement; or

(iii)

the relevant waiting period under Section 123 of the Competition Act shall have expired and there shall be no threatened or actual application by the Commissioner for an order under Sections 92, 100 or 103.3 of the Competition Act;

(o)

"Confidential Information" has the meaning ascribed thereto in the Confidentiality Agreement;

(p)

"Confidentiality Agreement" means the confidentiality agreement between Parent and PrimeWest dated August 8, 2007;

(q)

"Court" means the Court of Queen's Bench of Alberta;

(r)

"Disclosure Letter" means the letter delivered by PrimeWest to Purchaser on the date hereof relating to certain of the representations and warranties of PrimeWest and OpCo herein;

(s)

"Effective Date" means the date the Arrangement becomes effective under the ABCA;

(t)

"Effective Time" means 12:01 a.m. (Calgary time) on the Effective Date;

(u)

"Employees" means employees of OpCo;

(v)

"Employer" has the meaning set forth in Section 2.4(b);

(w)

"Environmental Documentation" means all environmental site assessments, environmental audits, environmental reports and other similar or analogous reports or documentation relating to the application of Environmental Laws to PrimeWest and the PrimeWest Subsidiaries.

(x)

"Environmental Laws" means, with respect to any Person or its business, activities, property, assets or undertaking, all Laws of any Governmental Entity or of any court, tribunal or other similar body, relating to environmental or health matters in the jurisdictions applicable to such Person or its business, activities, property, assets or undertaking, including legislation governing the disposal, use and storage of Hazardous Substances;

(y)

"Exchange Act" means the United States Securities Exchange Act 1934, as amended.

(z)

"Executives" means the officers of OpCo listed in the Disclosure Letter;

(aa)

"Final Order" means the order of the Court approving the Arrangement pursuant to Subsection 193(9) of the ABCA in respect of PrimeWest and OpCo, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(bb)

"GAAP" means Canadian generally accepted accounting principles;

(cc)

"GLJ" means GLJ Petroleum Consultants Ltd.;

(dd)

"GLJ Report" means the reserve report dated January 24, 2007 prepared by GLJ evaluating the light and medium oil, heavy oil and associated and non-associated gas reserves attributable to properties owned by OpCo and its Subsidiaries as at December 31, 2006;

(ee)

"Governmental Entity" means any (a) multinational, federal, provincial, state, regional, municipal, local or other government or any governmental or public department, court, tribunal, arbitral body, self-regulatory authority, statutory body, commission, board, bureau or agency, (b) any subdivision, agent, commission, board, authority or committee of any of the foregoing, or (c) any quasi-governmental, or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing (including the TSX and the NYSE, if applicable);

(ff)

"Hazardous Substances" means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Laws;

(gg)

"HSR Act" means the United States Hart-Scott-Rodino Antitrust Improvements Act 1976, as amended, and the rules and regulations thereunder;

(hh)

"Information Circular" means the management proxy circular of PrimeWest to be sent by PrimeWest to the PrimeWest Securityholders in connection with the Meeting;

(ii)

"Intellectual Property" means all registered patents, copyrights, trademarks, trade-names, service marks, logos, commercial symbols and industrial designs, (including applications for all of the foregoing, and renewals, divisions, extensions and reissues, where applicable, relating thereto) owned by or licensed to PrimeWest or any of the PrimeWest Subsidiaries.

(jj)

"Interim Order" means an interim order of the Court under Subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement and the holding of the Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(kk)

"Investment Canada Act" means the Investment Canada Act, R.S.C. 1985, c. 28 (1st Supp.), including the regulations thereunder, as amended;

(ll)

"Investment Canada Approval" means the responsible Minister designated pursuant to the Investment Canada Act has sent a notice to Purchaser that he is satisfied that the Arrangement is likely to be of net benefit to Canada or is deemed to be so satisfied pursuant to Section 21(2) of the Investment Canada Act;

(mm)

"ITA" means the Income Tax Act, R.S.C. 1985, c. 1 (5th Supp.), including the regulations thereunder, as amended;

(nn)

"Laws" means all laws, statutes, regulations, by-laws, statutory rules, orders, ordinances, protocols, codes, guidelines, notices, directions (including all Applicable Canadian Securities Laws and U.S. Securities Laws), and terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity;

(oo)

"Mailing Date" means October 23, 2007 or such other date agreed to by PrimeWest and Purchaser;

(pp)

"Material Adverse Change" or "Material Adverse Effect" means any matter or action that has an effect or change that is, or would reasonably be expected to be, material and adverse to the business, operations, assets, capitalization or financial condition of PrimeWest and the PrimeWest Subsidiaries, taken as a whole, other than any effect or change relating to or resulting from: (i) any change in GAAP or changes in regulatory accounting requirements applicable to the oil and gas exploration, exploitation, development and production industry; (ii) any adoption, proposal, implementation or change in Applicable Laws or interpretations thereof by any Governmental Entity; (iii) any change in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in general economic, political or market conditions or in national or global financial or capital markets, or any suspension of trading in securities generally on any securities exchange on which the securities of PrimeWest or OpCo trade; (iv) changes in commodity prices or currency exchange rates; (v) any change generally affecting the oil and gas exploration, exploitation, development and production industry; (vi) the announcement of this Agreement, including any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of PrimeWest or any PrimeWest Subsidiary with its customers, employees, financing sources, distributors or suppliers, or the performance of the transactions contemplated hereby insofar as it causes any adverse change in the relations of PrimeWest or the PrimeWest Subsidiaries with their employees; (vii) any change in the market price or trading volume of the securities of PrimeWest or OpCo or the failure of PrimeWest to meet any internal or public projections, forecasts or estimates of production or revenues or earnings; provided that the exceptions in this subclause (vii) shall not prevent or otherwise affect a determination that any matter, action, change or effect underlying such change or failure and not otherwise described in clauses (i) to (vi) or (viii) of this definition has resulted in, or contributed to, a Material Adverse Effect; (viii) any actions taken or omitted to be taken at the request or with the consent or approval of Purchaser; except, in the case of clauses (i), (ii) and (v), to the extent the matters referred to therein have a materially disproportionate impact on the business, operations, assets, capitalization, financial condition or prospects of PrimeWest and the PrimeWest Subsidiaries, taken as a whole;

(qq)

"Meeting" means the meeting of the PrimeWest Securityholders to be held to consider the Special Resolution and related matters, and any adjournments thereof;

(rr)

"Misrepresentation" has the meaning ascribed thereto in Applicable Canadian Securities Laws and also includes, to the extent different, any untrue statement of material fact or omission to state a material fact necessary in order to make the statements made not misleading, as construed and/or applied under the U.S. Securities Laws;

(ss)

"NYSE" means NYSE Euronext;

(tt)

"OpCo" means PrimeWest Energy Inc., a corporation amalgamated under the ABCA;

(uu)

"Other Party" means with respect to Purchaser or Purchaser Guarantor, PrimeWest and/or the applicable PrimeWest Subsidiaries and, with respect to PrimeWest or a PrimeWest Subsidiary, Purchaser or Purchaser Guarantor;

(vv)

"Outside Date" means January 31, 2008; provided that in the event that prior thereto there has been a submission as described in Section , the Outside Date shall, at the request of Purchaser, be extended until the termination of the review period thereunder, but in no event later than April 30, 2008;

(ww)

"Paddock" means Paddock Lindstrom & Associates Ltd., independent petroleum consultants of Calgary, Alberta;

(xx)

"Paddock Report" means the report dated February 7, 2007 prepared by Paddock that reports on certain reserves attributable to Acquired Trust Energy Ltd. and Acquired Trust LP as at December 31, 2006;

(yy)

“Parent” means Abu Dhabi National Energy Company PJSC;

(zz)

"Parties" means, collectively, the parties to this Agreement, and "Party" means any one of them, or where implied by the context, means Purchaser, Purchaser Guarantor, PrimeWest or OpCo, as the case may be;

(aaa)

"Person" includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

(bbb)

"Plan of Arrangement" means the plan of arrangement substantially in the form set out in Schedule A to this Agreement as amended or supplemented from time to time in accordance with the provisions hereof;

(ccc)

"PrimeWest" means PrimeWest Energy Trust, an open ended investment trust created under the laws of the Province of Alberta;

(ddd)

"PrimeWest America" means PrimeWest America Inc., a corporation incorporated under the ABCA;

(eee)

"PrimeWest Balance Sheets" has the meaning ascribed thereto in Section 4.2(s);

(fff)

"PrimeWest Board of Directors" means the board of directors of OpCo as it may be comprised from time to time;

(ggg)

"PrimeWest Convertible Debenture Indenture" means the trust indenture dated September 2, 2004 among PrimeWest, OpCo and Computershare Trust Company of Canada, as supplemented by the PrimeWest Supplemental Indenture, collectively governing the PrimeWest Convertible Debentures;

(hhh)

"PrimeWest Convertible Debentures" means: (i) the 7.50% convertible unsecured subordinated Series I debentures of PrimeWest issued on September 2, 2004, (ii) the 7.75% convertible unsecured subordinated Series II debentures of PrimeWest issued on September 2, 2004 and (iii) the 6.50% convertible unsecured subordinated Series III debentures of PrimeWest issued on January 11, 2007, all pursuant to the PrimeWest Convertible Debenture Indenture;

(iii)

"PrimeWest Credit Facilities Agreement" means the Credit Agreement dated as of July 11, 2007 among PrimeWest, OpCo and PrimeWest Partnership, as borrowers, Canadian Imperial Bank of Commerce, as administrative agent and a syndicate of financial institutions, as lenders, as amended from time to time;

(jjj)

"PrimeWest's Debt" means total consolidated indebtedness of PrimeWest, including long-term debt, bank debt and working capital deficiency, but excluding: (i) principal and interest owing or accrued with respect to the PrimeWest Convertible Debentures, (ii) amounts paid, accrued or owing on account of OpCo's short-term and long-term incentive plans, the retention compensation plans of PrimeWest and Acquired Trust, and severance payments or change of control payments referred to in Section 2.4 and (iii) amounts paid, accrued or owing in respect of the fees payable to the financial advisor of PrimeWest as set out in Section ;

(kkk)

"PrimeWest DRIP" means the premium distribution, distribution reinvestment and optional trust unit purchase plan of PrimeWest;

(lll)

"PrimeWest Employment Agreements" means the employment agreements listed in the Disclosure Letter between OpCo and certain of the Executives;

(mmm)

"PrimeWest Exchangeable Shareholders" means the holders of PrimeWest Exchangeable Shares;

(nnn)

"PrimeWest Exchangeable Shares" means the exchangeable shares in the capital of OpCo;

(ooo)

"PrimeWest Financial Statements" means PrimeWest's audited consolidated financial statements for the years ended December 31, 2006 and 2005, together with the notes thereto and the report of the auditors thereon and the unaudited consolidated financial statements of PrimeWest for the six months ended June 30, 2007;

(ppp)

"PrimeWest LLC" means PrimeWest Oil LLC, a corporation incorporated under the laws of the State of Colorado;

(qqq)

"PrimeWest LTIP" means the PrimeWest long term incentive plan;

(rrr)

"PrimeWest Management Agreement" means the amended and restated management agreement dated November 6, 2002 between OpCo and the PrimeWest Trustee;

(sss)

"PrimeWest Material Agreements" means, collectively, (i) the PrimeWest Trust Indenture, (ii) the PrimeWest Management Agreement, (iii) the PrimeWest Convertible Debenture Indenture, (iv) the PrimeWest Credit Facilities Agreement, (iv) the PrimeWest Royalty Agreements, (v) the PrimeWest UK Secured Note Purchase Agreement and (vi) the PrimeWest US Secured Note Purchase Agreement;

(ttt)

"PrimeWest Offered Employees" has the meaning set forth in Section 2.4(b);

(uuu)

"PrimeWest Partnership" means PrimeWest Energy North America Partnership, a general partnership established under the laws of the State of Colorado;

(vvv)

"PrimeWest Petroleum" means PrimeWest Petroleum Inc., a corporation incorporated under the laws of the State of Colorado;

(www)

"PrimeWest Public Record" means all information filed by PrimeWest after December 31, 2006 with any securities commission or similar regulatory authority in compliance, or intended compliance, with any Applicable Canadian Securities Laws;

(xxx)

"PrimeWest Rights" means the unit appreciation rights to acquire PrimeWest Units granted under the PrimeWest LTIP;

(yyy)

"PrimeWest Royalty Agreements" means the amended and restated royalty agreement dated July 11, 2007, between OpCo and the PrimeWest Trustee and the amended and restated royalty agreement dated May 16, 2006 among Acquired Trust LP, the general partner of Acquired Trust LP and Acquired Trust;

(zzz)

"PrimeWest Securities" means the PrimeWest Units, PrimeWest Rights and the PrimeWest Exchangeable Shares;

(aaaa)

"PrimeWest Securityholders" means, collectively, the PrimeWest Unitholders, holders of PrimeWest Rights and the PrimeWest Exchangeable Shareholders;

(bbbb)

"PrimeWest Severance Guidelines" has the meaning set forth in Section 2.4(b);

(cccc)

"PrimeWest Subsidiaries" means OpCo, PrimeWest America, PrimeWest Petroleum, PrimeWest Partnership, PrimeWest ULC, PrimeWest LLC, 1320659 Alberta Ltd., Acquired Trust Energy Income Fund, PrimeWest Energy (USA), Inc., Acquired Trust Holdings, Acquired Trust Operating Trust and Acquired Trust LP;

(dddd)

"PrimeWest Supplemental Indenture" means the supplemental indenture dated January 11, 2007 among PrimeWest, OpCo and Computershare Trust Company of Canada providing for the issue of 6.50% convertible unsecured subordinated Series III debentures of PrimeWest;

(eeee)

"PrimeWest Trust Indenture" means the declaration of trust dated August 2, 1996 among Computershare Trust Company of Canada, as trustee, OpCo and the Initial Unitholder (as therein defined), as amended and restated as of July 11, 2007, and as further amended from time to time;

(ffff)

"PrimeWest Trustee" means Computershare Trust Company of Canada, in its capacity as the trustee under the PrimeWest Trust Indenture;

(gggg)

"PrimeWest UK Secured Note Purchase Agreement" means the note purchase agreement dated June 14, 2006 between PrimeWest, OpCo and the purchasers of the PrimeWest UK Secured Notes;

(hhhh)

"PrimeWest UK Secured Notes" means the 5.76% senior secured notes due June 14, 2016 in the principal amount of £63 million issued pursuant to the PrimeWest UK Secured Note Purchase Agreement;

(iiii)

"PrimeWest ULC" means PrimeWest Energy Development ULC, an unlimited liability corporation incorporated under the ABCA;

(jjjj)

"PrimeWest Unitholders" means the holders from time to time of one or more PrimeWest Units;

(kkkk)

"PrimeWest Units" means the trust units of PrimeWest;

(llll)

"PrimeWest US Secured Note Purchase Agreement" means the note purchase agreement dated May 7, 2003 between PrimeWest, OpCo and the purchasers of the PrimeWest US Secured Notes;

(mmmm)

"PrimeWest US Secured Notes" means the 4.19% senior secured notes due May 7, 2010 in the principal amount of US$125 million issued pursuant to the PrimeWest US Secured Note Purchase Agreement;

(nnnn)

"Purchaser" means 1350849 Alberta Ltd., a corporation incorporated under the ABCA;

(oooo)

"Purchaser Damages Event" has the meaning set forth in Section ;

(pppp)

"Purchaser Guarantor" means TAQA North Ltd., a corporation incorporated under the ABCA;

(qqqq)

"Registrar" means the Registrar of Corporations for the Province of Alberta duly appointed under the ABCA;

(rrrr)

"Retention Plan" has the meaning set forth in Section 2.4(c);

(ssss)

"SEC" means the United States Securities and Exchange Commission;

(tttt)

"Special Resolution" means the special resolution of the PrimeWest Unitholders, holders of PrimeWest Rights and PrimeWest Exchangeable Shareholders, voting as a single class, in respect to the Arrangement and any matters ancillary thereto to be voted upon at the Meeting;

(uuuu)

"Special UAR Program" has the meaning set forth in Section 2.4(g);

(vvvv)

"STIP" has the meaning set forth in Section 2.4(a);

(wwww)

"STIP Payment" has the meaning set forth in Section 2.4(d);

(xxxx)

"Subsidiary" means, with respect to any Person, a subsidiary (as that term is defined in the ABCA (for such purposes, if such person is not a corporation, as if such person were a corporation)) of such Person and includes any general partnership, limited partnership, joint venture, trust, limited liability company, unlimited liability company or other entity, whether or not having legal status, that would constitute a subsidiary (as described above) if such entity were a corporation;

(yyyy)

"Superior Proposal" has the meaning set forth in Section ;

(zzzz)

"Tax" or "Taxes" means all taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any Governmental Entity, together with all interest, penalties, fines, additions to tax or other additional amounts imposed in respect thereof, including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, large corporation, capital gain, alternative minimum, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, environmental (including taxes under Section 59A of the Code), property, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, all employment insurance, health insurance and Canada and other Governmental Entity pension plan and workers compensation premiums or contributions including any interest, fines or penalties for failure to withhold, collect or remit any tax and any liability for such taxes imposed by law with respect to any other Person or arising pursuant to any tax sharing, indemnification or other agreements or any liability for taxes of any predecessor or transferor entity and whether disputed or not;

(aaaaa)

"Tax Returns" includes all returns, reports, declarations, elections, notices, filings, forms, information returns, remittances and similar statements filed or required to be filed with a Governmental Entity or provided or required to be provided by Applicable Law in respect of Taxes;

(bbbbb)

"TSX" means the Toronto Stock Exchange;

(ccccc)

"U.S. Entities" means PrimeWest LLC, PrimeWest Partnership and PrimeWest Petroleum;

(ddddd)

"U.S. Securities Act" means the United States Securities Act 1933, as amended;

(eeeee)

"U.S. Securities Laws" means the federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder, as amended from time to time, and the rules of the NYSE; and

(fffff)

"U.S. Treasury Regulations" means any regulation promulgated by the United States Department of Treasury under the Code.

0.1

Interpretation Not Affected by Headings, etc.

The division of this Agreement into articles, sections and subsections is for convenience of reference only and does not affect the construction or interpretation of this Agreement.  The terms "this Agreement", "hereof", "herein", "hereto" and "hereunder" and similar expressions refer to this Agreement (including Schedule A hereto) and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

0.2

Number, etc.

Words importing the singular number include the plural and vice versa, words importing the use of any gender include all genders, and words importing persons include firms and corporations and vice versa.

0.3

Date for Any Action

If any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day and a business day in the place where an action is required to be taken, such action is required to be taken on the next succeeding day which is a Business Day and a business day, as applicable, in such place.

0.4

Entire Agreement

This Agreement and the Confidentiality Agreement, together with the agreements and documents herein and therein referred to, constitute the entire agreement among the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, among the Parties with respect to the subject matter hereof.

0.5

Currency

All sums of money that are referred to in this Agreement are expressed in lawful money of Canada.

0.6

Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under GAAP and all determinations of an accounting nature as are required to be made shall be made in a manner consistent with GAAP.

0.7

Interpretation Not Affected by Party Drafting

The Parties hereto acknowledge that their respective legal counsel have reviewed and participated in settling the terms of this Agreement, and the Parties agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting party will not be applicable in the interpretation of this Agreement.

0.8

Trust Power and Capacity

In this Agreement references to the power and capacity of PrimeWest are deemed to be references to that of the PrimeWest Trustee, or its duly authorized delegates or agents, pursuant to the power and capacity of trustees generally under the Laws of the Province of Alberta and pursuant to the powers of the trustees specified in the PrimeWest Trust Indenture.

0.9

Schedules

The following schedules are attached hereto and incorporated into, and form an integral part of, this Agreement:

A – Plan of Arrangement

ARTICLE 1
THE ARRANGEMENT

1.1

Plan of Arrangement

PrimeWest and OpCo will forthwith file, proceed with and diligently prosecute an application for an Interim Order providing for, among other things, the calling and holding of the Meeting for the purpose of considering and, if deemed advisable, approving the Special Resolution and the other matters to be considered at the Meeting.  Provided that all the necessary approvals for the Special Resolution are obtained from the PrimeWest Securityholders at the Meeting, PrimeWest and OpCo shall submit the Arrangement to the Court and apply for the Final Order.  Upon issuance of the Final Order, and subject to the conditions precedent in Article 5, PrimeWest and OpCo shall forthwith proceed to file with the Registrar the Articles of Arrangement, the Final Order and such other documents as may be required to give effect to the Arrangement pursuant to Subsection 193(9) of the ABCA, whereupon the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order set out therein without any further act or formality.

1.2

Interim Order

The Interim Order shall provide that, for the purpose of the Meeting:

(i)

the securities of PrimeWest and OpCo for which holders shall be entitled to vote on the  Special Resolution shall be the PrimeWest Units, the PrimeWest Rights and the PrimeWest Exchangeable Shares;

(ii)

the PrimeWest Unitholders, the holders of PrimeWest Rights and the PrimeWest Exchangeable Shareholders shall be entitled to vote on the Special Resolution and any other matters to be considered at the Meeting together as a single class, and not as separate classes, with each PrimeWest Unitholder being entitled to one vote for each PrimeWest Unit held by such holder, each holder of a PrimeWest Right being entitled to one vote for each PrimeWest Right held by such holder and each PrimeWest Exchangeable Shareholder being entitled to that number of votes equal to the exchange ratio of the PrimeWest Exchangeable Shares (expressed as the number of PrimeWest Units that are issuable on the record date for the Meeting on the exchange of one PrimeWest Exchangeable Share), for each PrimeWest Exchangeable Share held by such holder;

(iii)

the requisite majority for the approval of the Special Resolution shall be: (i) two-thirds of the votes cast by the PrimeWest Unitholders, the holders of PrimeWest Rights and the PrimeWest Exchangeable Shareholders present in person or by proxy at the Meeting; and (ii) if applicable, a majority of the votes cast by the PrimeWest Unitholders, after excluding the votes cast by those persons whose votes must be excluded pursuant to Ontario Securities Commission Rule 61-501 or the equivalent rules in the Province of Québec.

1.3

Information Circular and Meeting

As promptly as practicable following the execution of this Agreement and in compliance with the Interim Order and applicable corporate, trust and securities Laws, PrimeWest and OpCo shall:  (i) prepare the Information Circular and cause such circular to be mailed to the PrimeWest Securityholders submitting the Special Resolution for approval and filed with applicable regulatory authorities and other governmental authorities in all jurisdictions where the same are required to be mailed and filed and (ii) use reasonable best efforts to convene the Meeting on or prior to November 26, 2007, provided that PrimeWest and OpCo shall convene the Meeting no later than December 10, 2007.

1.4

Officers, Employees and Retention

(a)

The Acquiring Parties acknowledge that immediately prior to the Effective Time OpCo will: (i) terminate the employment of each of the Executives; (ii) pay a "Termination Allowance" calculated in accordance with the terms of the applicable Leap 3 Employment Agreement) to each Executive; and (iii) pay a bonus under OpCo's short-term incentive program for 2007 (the “STIP”) to each Executive.  The aggregate amount of the Termination Allowance and the aggregate amount of the payments to the Executives under the STIP is set forth in the Disclosure Letter.

(b)

On or before the Effective Date, the Acquiring Parties shall identify those employees or consultants of OpCo other than the Executives (collectively, "PrimeWest Offered Employees") who will be offered employment or continued employment or continued consulting arrangements with OpCo, its successors or one of the Acquired Parties or their Subsidiaries (each such entity being an "Employer"), with such employment, if provided, to be effective immediately following the Effective Time. The PrimeWest Offered Employees shall be offered employment or continued employment or continued consulting arrangements on terms and conditions at least equivalent, in the aggregate, to the terms and conditions on which they are currently employed or retained by OpCo.

If any PrimeWest Offered Employee does not accept employment or continued employment from an Employer on the basis set forth in the preceding paragraph, such employee shall not   be entitled on completion of the Arrangement to the receipt of a severance payment. OpCo shall be responsible for all severance obligations in respect of those employees not offered employment or continued employment with an Employer on the basis set forth in the first paragraph of this Section 2.4(b), which severance obligations will at a minimum be calculated in accordance with OpCo's severance guidelines, as set forth in the Disclosure Letter (the "PrimeWest Severance Guidelines") or PrimeWest Employment Agreement (where applicable).

If the employment of any PrimeWest Offered Employee is terminated by an Employer on or before December 31, 2008, the Acquiring Parties agree that the minimum severance obligation to any such employee will be calculated in accordance with the PrimeWest Severance Guidelines or PrimeWest Employment Agreement (where applicable).

(c)

The Acquiring Parties acknowledge that OpCo, or one of its successors or Subsidiaries, as applicable, will implement an employee retention plan on the terms set forth in the Disclosure Letter (the “Retention Plan”). The Acquiring Parties covenant and agree to cause OpCo or one of its successors or Subsidiaries, as applicable, to observe and comply with the terms of such employee retention plan.

(d)

The Acquiring Parties acknowledge that, on or before the Effective Date, OpCo will advise its employees of their entitlement to receive a payment under the STIP (the “STIP Payment”).  The Acquiring Parties covenant and agree to cause OpCo or one of its successors or Subsidiaries, as applicable, to make all the STIP Payments no later than February 29, 2008.  In the event that the employment of an employee of OpCo is terminated after the Effective Date and prior to February 29, 2008, the Acquiring Parties agreed that such employee shall be entitled to receive the STIP Payment on the date of such employee's termination and in addition to such employee's severance payment under Section 2.4(b).  The aggregate amount of the STIP Payments is set forth in the Disclosure Letter.

(e)

The Acquiring Parties acknowledge that OpCo is required to make certain payments on or before November 30, 2007 to former employees of Acquired Trust pursuant to a retention bonus plan.  The aggregate amount of the payments under this plan is set forth in the Disclosure Letter.

(f)

The Acquiring Parties acknowledge that the Arrangement will result in a "change of control" for purposes of the PrimeWest long term incentive plan (“LTIP”) and that the vesting of all PrimeWest Rights will be accelerated.  PrimeWest agrees to issue and deliver PrimeWest Units upon the due exercise of outstanding PrimeWest Rights such that any PrimeWest Units so issued will then participate in the Arrangement on the same basis as the existing PrimeWest Units.  The estimated number of PrimeWest Units to be issued upon the exercise of outstanding PrimeWest Rights is set forth in the Disclosure Letter.

The Acquiring Parties acknowledge that OpCo will make an offer to acquire each PrimeWest Right for which no PrimeWest Units would be issued on the exercise thereof at any time on or prior to the Effective Date (assuming the Total Unitholder Return (as that term is defined in the LTIP) is calculated on the basis of the consideration offered for each PrimeWest Unit under the Arrangement), on the basis of $0.10 for each such PrimeWest Right. The aggregate amount of the payments for such PrimeWest Rights is set forth in the Disclosure Letter.

(g)

The Acquiring Parties acknowledge that the Arrangement will result in a "change of control" for purposes of the OpCo Special Unit Appreciation Right Program (the “Special UAR Program”).  The aggregate amount of the payments under the Special UAR Program are set forth in the Disclosure Letter..

1.5

Effective Date

The Arrangement shall become effective at the Effective Time. The Parties shall use their reasonable commercial efforts to cause the Effective Date to occur as soon as reasonably practicable after all necessary approvals (including the PrimeWest Securityholder approvals at the Meeting) in respect of the Arrangement are received on the basis described in ; provided, however, that in any event the Effective Date shall occur no later than the Outside Date.

1.6

Directors' and Officers' Indemnities and Insurance

PrimeWest and OpCo shall observe, and the Acquiring Parties shall cause PrimeWest and OpCo to observe, the terms of each of the indemnity agreements that OpCo has entered into with the current and former officers and directors of OpCo prior to the date hereof and listed in the Disclosure Letter, provided such terms are in compliance with the ABCA.  The Parties agree that, prior to the Effective Date, OpCo shall obtain policies of directors' and officers' liability insurance providing coverage on a "trailing" or "run-off" basis for all present and former directors and officers of OpCo with respect to claims arising from facts or events which occurred before the Effective Date for a period of six years after the Effective Date, such insurance to be on terms substantially similar to OpCo's current directors' and officers' liability insurance (details of which have been provided to Purchaser). The Parties further agree to maintain such insurance policies in place following the Effective Date in accordance with their terms.

ARTICLE 2
COVENANTS

2.1

Covenants of  Acquiring Parties

Until the Effective Date or termination of this Agreement, except with the prior written consent of PrimeWest and OpCo (such consent not to be unreasonably withheld or delayed), and except as otherwise expressly permitted or specifically contemplated by this Agreement:

(a)

the Acquiring Parties shall not take any action that would render, or may reasonably be expected to render, any representation or warranty made by them in this Agreement untrue in any material respect at any time prior to the Effective Time or termination of this Agreement, whichever first occurs;

(b)

Purchaser shall ensure that it has available funds from cash on hand and available from affiliates and existing lines of credit to permit the payment of the amounts required to be paid to the PrimeWest Securityholders pursuant to the Arrangement and to pay related fees and expenses, having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amounts when required;

(c)

the Acquiring Parties shall use their reasonable commercial efforts to obtain any third party consents required for the transactions contemplated hereby and provide the same to PrimeWest and OpCo on or prior to the Effective Date;

(d)

the Acquiring Parties shall use their reasonable commercial efforts to satisfy or cause satisfaction of the conditions set forth in Sections  and  as soon as reasonably possible following execution of this Agreement to the extent that the satisfaction of the same is within the control of the Acquiring Parties and to take, or cause to be taken, all other actions and to do, or cause to be done, all things necessary, proper or advisable under all Applicable Laws to complete the Arrangement and the transactions contemplated by the Arrangement, including using their reasonable commercial efforts to:

(i)

effect all necessary registrations, filings and submissions of information requested by Governmental Entities or required to be effected by it in connection with the Arrangement and the transactions contemplated by this Agreement or under Applicable Law;

(ii)

oppose, lift or rescind any injunction or restraining order or other order, proceeding or action challenging or affecting this Agreement or the transactions contemplated hereby by seeking to restrain, enjoin or prohibit the consummation of the transactions contemplated hereby;

(iii)

fulfill all conditions and satisfy all provisions of this Agreement required to be fulfilled or satisfied by the Acquiring Parties; and

(iv)

cooperate with the PrimeWest and OpCo in connection with the performance by them of their obligations hereunder;

(e)

the Acquiring Parties will assist PrimeWest and OpCo in the preparation of the Information Circular and provide to PrimeWest and OpCo, in a timely and expeditious manner, the Acquiring Parties’ Information for inclusion in the Information Circular and any amendments or supplements thereto, in each case complying in all material respects with all Applicable Law on the date of issue thereof and to enable PrimeWest to meet the standard referred to in Section 3.2(o) with respect to the Acquiring Parties, the Arrangement and the transactions to be considered at the Meeting;

(f)

the Acquiring Parties will make all necessary filings and applications under Applicable Laws required to be made on the part of the Acquiring Parties in connection with the transactions contemplated herein and shall take all reasonable action necessary to be in compliance with such laws and regulations, except in each case to the extent the failure to do so would not reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement;

(g)

the Acquiring Parties shall promptly notify PrimeWest and OpCo in writing of any change in any representation or warranty provided by the Acquiring Parties in this Agreement, which change is or may be of such a nature to render such representation or warranty misleading or untrue in any material respect and the Acquiring Parties shall in good faith discuss with PrimeWest and OpCo any change in circumstances (actual, anticipated, contemplated, or to the knowledge of Purchaser threatened) which is of such a nature that there may be a reasonable question as to whether notice needs to be given to PrimeWest and OpCo pursuant to this provision and any breach by the Acquiring Parties of any covenant, obligation or agreement contained in this Agreement;

(h)

the Acquiring Parties shall indemnify and save harmless each of PrimeWest and the PrimeWest Subsidiaries and their controlling persons, directors, officers, accountants, attorneys and agents, as applicable, from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which any of PrimeWest and the PrimeWest Subsidiaries and the controlling persons, directors, officers, accountants, attorneys or agents thereof, may be subject or which any of PrimeWest and the PrimeWest Subsidiaries and the directors, officers or agents thereof, may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i)

any Misrepresentation or alleged Misrepresentation in Acquiring Parties’ Information included in the Information Circular;

(ii)

any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in Acquiring Parties’ Information included in the Information Circular, which prevents or restricts the trading in the PrimeWest Units, PrimeWest Convertible Debentures or PrimeWest Exchangeable Shares; and

(iii)

Acquiring Parties not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement;

except that Acquiring Parties shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any Misrepresentation or alleged Misrepresentation in the Information Circular, other than in the Acquiring Parties’ Information, or arise out of or are based on the gross negligence, wilful misconduct or fraud of PrimeWest or any of the PrimeWest Subsidiaries; and

(i)

in a timely and expeditious manner, the Acquiring Parties shall take all commercially reasonable actions to give effect to the transactions contemplated by this Agreement and the Arrangement, including without limitation taking all such actions and doing all such acts and things as are specified in the Interim Order, the Plan of Arrangement and the Final Order to be taken or done by the Acquiring Parties;

(j)

the Acquiring Parties shall not take any action, refrain from taking any action (subject to its commercially reasonable efforts), or permit any action to be taken or not taken, inconsistent with this Agreement or which would reasonably be expected to materially impede the completion of the transactions contemplated hereby, however, in the event that either of the Acquiring Parties is required to take any such action or refrain from taking such action (subject to its commercially reasonable efforts), it shall promptly notify PrimeWest in writing of such circumstances;

(k)

except for proxies and other non-substantive communications with securityholders, the Acquiring Parties will furnish promptly to PrimeWest or its counsel, subject to reasonable legal, contractual, privilege and confidentiality limitations, a copy of each notice, report, schedule or other document delivered, filed or received by the Acquiring Parties in connection with: (i) the Arrangement; (ii) the Meeting; (iii) any filings under Applicable Laws; and (iv) any dealings with Governmental Entities in connection with the transactions contemplated hereby;

(l)

the Acquiring Parties shall cause PrimeWest (or its successors) to observe and comply with the terms of the PrimeWest Convertible Debenture Indenture, the PrimeWest UK Secured Notes and the PrimeWest US Secured Notes, from and after the Effective Time; and

(m)

Purchaser shall not amend or alter the Commitment Letter in any manner that could reasonably be expected to delay or prevent the consummation of the Arrangement, provided that Purchaser may replace or amend the Commitment Letter so long as such action would not reasonably be expected to prevent or impede, hinder or delay the Effective Time beyond the Outside Date.

2.2

Covenants of PrimeWest and OpCo

Until the Effective Date or termination of this Agreement, except with the prior written consent of Purchaser (such consent not to be unreasonably withheld or delayed), and except as otherwise expressly permitted or specifically contemplated by this Agreement:

(a)

except as disclosed in the Disclosure Letter, PrimeWest's affairs and the business of the PrimeWest Subsidiaries shall be conducted only in the usual and ordinary course consistent with past practices of PrimeWest and OpCo (for greater certainty, where a PrimeWest Subsidiary is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property) and each of PrimeWest and the PrimeWest Subsidiaries shall use all commercially reasonable efforts to maintain and preserve its business, assets and advantageous business relationships, provided that it shall be entitled and authorized to comply with all pre-emptive rights, first purchase rights or rights of first refusal that are applicable to its assets and become operative by virtue of this Agreement or any of the transactions contemplated by this Agreement;

(b)

PrimeWest shall not directly or indirectly do or permit to occur, nor permit any PrimeWest Subsidiary to directly or indirectly do or permit to occur, any of the following: (i) amend its constating documents; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, trust units, shares or property) in respect of the outstanding PrimeWest Units other than regular monthly cash distributions on the PrimeWest Units of an amount equal to $0.25 per PrimeWest Unit (provided that the record date for distributions to be paid in December 2007 and thereafter shall be the third Business Day of the month of payment, it being understood that if the Effective Time occurs in November 2007 or later, the distribution to be paid in respect of such month shall not be paid; provided further, that if the Meeting is convened after November 30, 2007, and on or prior to November 30, 2007 all of the conditions set forth in Sections  through  and  through  have been satisfied or waived, no distributions on the PrimeWest Units shall be paid subsequent to November 30, 2007; and provided, further, that if the Meeting is held after November 30, 2007 but on or prior to December 10, 2007 and the Effective Time has not occurred by January 31, 2008, PrimeWest may resume its regular monthly cash distributions on the PrimeWest Units consistent with the past practices of PrimeWest as of the date of this Agreement), and PrimeWest shall make no further distributions on the PrimeWest Units of any kind, except as may be contemplated in the Plan of Arrangement; (iii) except as set forth in clause (ii), make any change to the days upon which it normally declares distribution record dates and distribution payment dates in respect of monthly cash distributions, (iv) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any PrimeWest Units or other securities of PrimeWest or the PrimeWest Subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, PrimeWest Units or other securities of PrimeWest or the PrimeWest Subsidiaries (other than the PrimeWest Exchangeable Shares issuable pursuant to current contractual arrangements with certain Executives which are set forth in the Disclosure Letter, on exchange of PrimeWest Exchangeable Shares that are currently outstanding or which will be issued under current contractual arrangements with certain Executives which are set forth in the Disclosure Letter, on conversion of currently outstanding PrimeWest Convertible Debentures, on exercise of currently outstanding PrimeWest Rights or pursuant to the PrimeWest DRIP); (v) redeem, purchase or otherwise acquire any of the outstanding PrimeWest Units or other securities, other than redemptions required pursuant to the PrimeWest Trust Indenture or in connection with the exchange of PrimeWest Exchangeable Shares that are currently outstanding or which will be issued under current contractual arrangements with certain Executives which are set forth in the Disclosure Letter; (vi) split, combine or reclassify any of the PrimeWest Units; (vii) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of PrimeWest or any PrimeWest Subsidiaries; or (viii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(c)

PrimeWest will not, and will not permit any of the PrimeWest Subsidiaries to, directly or indirectly, do any of the following: (i) other than as set out in the Disclosure Letter, sell, purchase, pledge, lease, dispose of or encumber any assets, except for production in the ordinary course of business, for $2.5 million individually or $12.5 million in the aggregate; (ii) make any capital expenditures other than capital expenditures in the amounts, at the times and within the scope specified in PrimeWest’s capital budget as set forth in the Disclosure Letter; (iii) reorganize, amalgamate, merge, consolidate, liquidate, dissolve or otherwise continue PrimeWest or any of the PrimeWest Subsidiaries with any other Person; (iv) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof, or make any investment either by purchase of shares or other securities, contributions of capital (other than to Subsidiaries) or property transfer, other than in the amounts, at the times and within the scope specified in PrimeWest’s capital budget as set forth in the Disclosure Letter; provided that PrimeWest shall also obtain Purchaser’s prior written consent of any acquisitions or investments in excess of $20,000,000 in the aggregate, including so in accordance with the Purchaser’s capital budget; provided further that in seeking Purchaser's consent for such acquisition or investment at any time, Purchaser shall respond to the Corporation's request within 3 Business Days or be deemed to have granted its consent, and also provided that if Purchaser withholds its consent for an acquisition or investment and the applicable acquisition or investment is so in accordance with PrimeWest’s capital budget and PrimeWest or OpCo deems that the subject acquisition or investment is necessary to maintain the integrity of PrimeWest’s assets, then PrimeWest may, acting reasonably, make such necessary acquisition or investment and the making of such acquisition or investment shall not be a breach of this Section 3.2(c); (v) assume, guarantee, endorse or otherwise as an accommodation become responsible for any obligations of any other individual or entity, except in each case in the ordinary course of business, consistent with past practices of PrimeWest and OpCo or make any loans or advances except for fees payable to legal, financial and other advisors in respect of the Arrangement or incur any indebtedness for borrowed money in excess of existing credit facilities or issue any debt securities; (vi) authorize, recommend or propose any release or relinquishment of any material contractual right; (vii) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material license, contract, production sharing agreement, government land concession or other material document; (viii) pay, discharge or satisfy any material claims, liabilities or obligations other than as set forth in the Disclosure Letter, as reflected or reserved against in the PrimeWest Financial Statements or otherwise in the ordinary course of business, consistent with past practices of PrimeWest and OpCo; (ix)  other than, in the event the Effective Date has not occurred by November 30, 2007, and then only in the ordinary course of business, consistent with past practices of PrimeWest and OpCo, and in consultation with and with the approval of Purchaser, such approval not to be unreasonably withheld, enter into any hedges, swaps or other financial instruments or like transactions; (x) enter into any agreements for the sale of production having a term of more than thirty (30) days; (xi) enter into any consulting or contract operating agreement that cannot be terminated on thirty (30) days or less notice without penalty; (xii) agree or negotiate with Canadian Imperial Bank of Commerce to the setting of any fees in connection with PrimeWest's current bank facilities, including any consents, waivers, extensions or syndication thereof; (xiii) encumber any assets except in the ordinary course of business; (xiv) except in the ordinary course of business, consistent with past practices of PrimeWest and OpCo, enter into any joint venture, partnership or other similar arrangement or form any other new material arrangement for the conduct of the business of PrimeWest and the PrimeWest Subsidiaries; (xv) adopt or change any material accounting method with respect to Taxes, amend any Tax Return, enter into any private letter ruling, closing agreement or similar ruling or agreement with any taxing authority or settle any audit or proceeding with respect to a material amount of Taxes owed by PrimeWest or any of the PrimeWest Subsidiaries; (xvi) except in respect of any original Tax Return for a taxable period for which no such Tax Return previously has been filed, make any election with respect to Taxes provided, for greater certainty and without limiting the generality of the foregoing, that PrimeWest and the PrimeWest Subsidiaries shall be entitled to make and file such elections with respect to Taxes as they in their sole discretion consider necessary in connection with the transactions pursuant to which PrimeWest acquired the Acquired Trust; (xvii) except in the ordinary course of business, consistent with past practices of PrimeWest and OpCo, surrender, abandon or allow to expire any assets; (xviii) except in the ordinary course of business, consistent with past practices of PrimeWest and OpCo, resign, or take any action which would result in its resignation or replacement, as the operator of any of assets; or (xix) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(d)

except as permitted by Section 2.4, neither PrimeWest nor any of the PrimeWest Subsidiaries shall adopt or amend or make any contribution to the PrimeWest LTIP or any other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangements for the benefit of employees, except as is necessary to comply with the law or with respect to existing provisions of any such plans, programs, arrangements or agreements;

(e)

other than as provided for in this Agreement, PrimeWest shall not and shall cause each of the PrimeWest Subsidiaries to not: (i) hire any new executive or senior management personnel; (ii) grant any officer, director, employee or consultant an increase in compensation in any form, (iii) grant any general salary increase, (iv) take any action with respect to the amendment or grant of any severance or termination pay policies or arrangements for any directors, officers, employees or consultants, (v) adopt or amend or make any contribution to, or awards or grants under, any Benefit Plan, except as is necessary to comply with Applicable Law or with the existing provisions of any such plans, programs, arrangements or agreements, or (vi) advance any loan to any officer or director of PrimeWest or any of the PrimeWest Subsidiaries or any other party not at arm's length to PrimeWest or any of the PrimeWest Subsidiaries;

(f)

except as permitted by Section 2.4, no amendments shall be made to outstanding PrimeWest Rights;

(g)

PrimeWest and the PrimeWest Subsidiaries shall use their reasonable commercial efforts to cause their current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(h)

each of PrimeWest and OpCo shall use its commercially reasonable efforts to cause the resignation of the directors of PrimeWest and OpCo and, at the request of Purchaser, of the PrimeWest Subsidiaries other than OpCo, at the Effective Time and to cause the directors and officers of PrimeWest and the PrimeWest Subsidiaries to provide releases in form and substance satisfactory to Purchaser, and OpCo shall cooperate with Purchaser to provide an orderly transition of control and management of PrimeWest and the PrimeWest Subsidiaries;

(i)

PrimeWest and OpCo shall make all reasonable efforts to ensure that all outstanding PrimeWest Rights are either exercised, terminated, expired or surrendered prior to the Effective Time, provided that PrimeWest and OpCo shall not make any amendment to outstanding PrimeWest Rights without the prior written consent of Purchaser, except to permit the vesting of PrimeWest Rights on or immediately prior to the Effective Date;

(j)

neither PrimeWest nor OpCo shall take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to the Effective Time or termination of this Agreement, whichever first occurs;

(k)

PrimeWest shall promptly notify Purchaser in writing of (i) any material change (actual, anticipated, contemplated or, to the knowledge of PrimeWest, threatened, financial or otherwise) in its business, operations, affairs, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, or of any change in any representation or warranty provided by PrimeWest or OpCo in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and PrimeWest shall in good faith discuss with Purchaser any change in circumstances (actual, anticipated, contemplated, or to the knowledge of PrimeWest threatened) which is of such a nature that there may be a reasonable question as to whether notice needs to be given to Purchaser pursuant to this provision and (ii) any breach by PrimeWest or OpCo of any covenant, obligation or agreement contained in this Agreement;

(l)

PrimeWest and OpCo shall use reasonable commercial efforts to obtain the consent of their bankers and any other third party consents required for the transactions contemplated hereby and provide the same to Purchaser on or prior to the Effective Date;

(m)

PrimeWest and OpCo shall use their reasonable commercial efforts to satisfy or cause satisfaction of the conditions set forth in Sections  and  as soon as reasonably possible to the extent that the satisfaction of the same is within the control of PrimeWest and to take, or cause to be taken, all other actions and to do, or cause to be done, all things necessary, proper or advisable under all Applicable Laws to complete the Arrangement and the transactions contemplated by the Arrangement, including using their reasonable commercial efforts to:

(i)

effect all necessary registrations, filings and submissions of information requested by Governmental Entities or required to be effected by it in connection with the Arrangement and the transactions contemplated by this Agreement or under Applicable Law;

(ii)

oppose, lift or rescind any injunction or restraining order or other order, proceeding or action challenging or affecting this Agreement or the transactions contemplated hereby by seeking to restrain, enjoin or prohibit the consummation of the transactions contemplated hereby;

(iii)

fulfill all conditions and satisfy all provisions of this Agreement required to be fulfilled or satisfied by PrimeWest and OpCo; and

(iv)

cooperate with the Acquiring Parties in connection with the performance by them of their obligations hereunder;

(n)

PrimeWest shall provide notice to Purchaser of the Meeting and allow Purchaser's representatives to attend the Meeting;

(o)

subject to compliance by Purchaser with Section 3.1(e), PrimeWest will ensure that the Information Circular provides PrimeWest Securityholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them; PrimeWest will set out Acquiring Parties’ Information in the Information Circular in the form approved by Purchaser and shall include, without limitation; (i) any financial statements in respect of prior acquisitions made by it that are required to be included therein in accordance with Applicable Laws; (ii) the unanimous determination of the PrimeWest Board of Directors that the Arrangement is fair, from a financial point of view, to PrimeWest Unitholders and PrimeWest Exchangeable Shareholders and is in the best interests of PrimeWest and PrimeWest Securityholders, and the unanimous recommendation of the PrimeWest Board of Directors that the PrimeWest Securityholders vote in favour of the Special Resolution; and (iii) the fairness opinion of PrimeWest's financial advisor that the Arrangement is fair, from a financial point of view, to PrimeWest Unitholders; provided that, notwithstanding the covenants of PrimeWest in this subsection, prior to the approval of the Special Resolution, the PrimeWest Board of Directors may withdraw, modify or change the recommendation regarding the Arrangement in the circumstances described in Sections  and ;

(p)

except for proxies and other non-substantive communications with securityholders, PrimeWest will furnish promptly to Purchaser or its counsel, subject to reasonable legal, contractual, privilege and confidentiality limitations, a copy of each notice, report, schedule or other document delivered, filed or received by PrimeWest or OpCo in connection with: (i) the Arrangement; (ii) the Meeting; (iii) any filings under Applicable Laws; and (iv) any dealings with Governmental Entities in connection with the transactions contemplated hereby;

(q)

each of PrimeWest and OpCo shall not take any action, refrain from taking any action (subject to its commercially reasonable efforts), or permit any action to be taken or not taken, inconsistent with this Agreement or, subject to Section , which would reasonably be expected to materially impede the completion of the transactions contemplated hereby, however, in the event that either of PrimeWest or OpCo is required to take any such action or refrain from taking such action (subject to its commercially reasonable efforts), it shall promptly notify Acquiring Parties in writing of such circumstances;

(r)

PrimeWest shall solicit proxies to be voted at the Meeting in favour of matters to be considered at the Meeting, including the Special Resolution, and shall, at the request of Purchaser and with its consent, not to be unreasonably withheld, engage an agent for the purposes of soliciting the deposit of proxies for the Meeting;

(s)

PrimeWest shall indemnify and save harmless Purchaser and its affiliates, and the shareholders, directors, officers, accountants, attorneys and agents of each of the foregoing, as applicable, from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Purchaser, its affiliates or the shareholders, directors, officers or agents thereof, may be subject or which Purchaser, its affiliates or the shareholders, directors, officers, accountants, attorneys or agents thereof, may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i)

any Misrepresentation or alleged Misrepresentation in the Information Circular or in any material filed in compliance or intended compliance with any Applicable Laws;

(ii)

any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation, or omission or alleged omission, in the Information Circular or in any material filed by or on behalf of PrimeWest or OpCo in compliance or intended compliance with Applicable Laws, which prevents or restricts the trading in the PrimeWest Units, PrimeWest Convertible Debentures or PrimeWest Exchangeable Shares; and

(iii)

PrimeWest or OpCo not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement;

except that PrimeWest shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any Misrepresentation or alleged Misrepresentation based solely on Acquiring Parties’ Information included in the Information Circular or the negligence, wilful misconduct or fraud of Purchaser;

(t)

PrimeWest shall conduct the Meeting in accordance with the PrimeWest Trust Indenture and any instrument governing the Meeting (including, without limitation, the Interim Order), as applicable, and as otherwise required by Applicable Law;

(u)

PrimeWest and OpCo will make all necessary filings and applications under Applicable Laws required to be made on the part of PrimeWest and OpCo in connection with the transactions contemplated herein and shall take all reasonable action necessary to be in compliance with such laws and regulations, except in each case to the extent the failure to do so would not reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement;

(v)

in the event that dissent rights are given to PrimeWest Securityholders under the terms of the Interim Order, PrimeWest shall promptly advise Purchaser of the number of PrimeWest Securities for which PrimeWest receives notices of dissent or written objections to the Arrangement and provide Purchaser with copies of such notices and written objections;

(w)

in a timely and expeditious manner, PrimeWest shall take all commercially reasonable actions to give effect to the transactions contemplated by this Agreement and the Arrangement, including without limitation taking all such actions and doing all such acts and things as are specified in the Interim Order, the Plan of Arrangement and the Final Order to be taken or done by the Acquiring Parties;

(x)

PrimeWest and OpCo shall take all reasonable commercial actions to cause the mailing of the Information Circular to the PrimeWest Securityholders to occur by the Mailing Date;

(y)

PrimeWest and OpCo shall suspend the operation of the PrimeWest DRIP with respect to any distribution on the PrimeWest Units occurring after October 15, 2007; and

(z)

notwithstanding anything else contained in this Agreement, PrimeWest and OpCo will promptly notify Purchaser in writing of any material default, or pending material default, under the PrimeWest Material Agreements, and will use reasonable commercial efforts to cure such default as soon as possible in a manner satisfactory to Purchaser, acting reasonably.

2.3

Mutual Covenants Regarding the Arrangement

From the date hereof until the Effective Date, each of the Acquiring Parties and PrimeWest and OpCo will use its reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under Applicable Laws to complete the Arrangement, including using reasonable efforts:

(a)

to obtain all necessary waivers, consents and approvals required to be obtained by it from other parties to loan agreements, leases and other contracts;

(b)

to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c)

to obtain the Competition Act Approval and the Investment Canada Act Approval (i) as promptly as reasonably practicable and in any event within 15 Business Days after the date of this Agreement, to make the filings required of Purchaser, PrimeWest and the PrimeWest Subsidiaries to obtain the Competition Act Approval and the Investment Canada Approval, and (ii) to commit to undertakings under the Investment Canada Act and/or registration of a consent agreement under the Competition Act, on terms and conditions (including such undertakings and consent agreement, if any) which would not, individually or in the aggregate, reasonably be expected to cause a Material Adverse Effect or otherwise provide for any material restriction, limitation or other obligation (including any obligation to hold separate or divest any material amount of assets) relating to the governance, management, operations or business of any of the Parties or their Subsidiaries, taken as a whole; and in furtherance thereof to:

(i)

comply at the earliest practicable date with any request for additional information or documentary material received by Purchaser, PrimeWest and the PrimeWest Subsidiaries from the Canadian Competition Bureau pursuant to the Competition Act, the Investment Review Division of Industry Canada pursuant to the Investment Canada Act or any other Government Entity, as the case may be;

(ii)

promptly inform the other Party of any material applicable communication received by that Party from the Canadian Competition Bureau or any other Governmental Entity regarding the Arrangement;

(iii)

not agree to participate in any substantive meeting or discussion with the Canadian Competition Bureau or any representative thereof in respect of any filings, investigation or inquiry concerning the Arrangement, whether oral or in person, unless it consults with the other Party in advance and, to the extent permitted by the Canadian Competition Bureau or any representative thereof, gives the other Party the opportunity to attend and participate thereat; and if that participation is either declined or not permitted, to furnish promptly thereafter a memorandum setting forth the material terms of that meeting or those discussions; and

(iv)

furnish the other Party in advance with copies of all proposed correspondence, filings and communications between them and the Canadian Competition Bureau or any representative thereof with respect to the Arrangement and provide the other Party a reasonable opportunity to comment thereon;

(d)

to make required submissions under the HSR Act as promptly as reasonably practicable, and in any event within 15 Business Days, after the date of this Agreement and to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act and use commercially reasonable best efforts to take or cause to be taken all actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable, provided however that Purchaser shall have no obligation to accept the imposition of any material restriction, limitation or other obligation (including any obligation to hold separate or divest assets) relating to the governance, management, operation or business of any of the Parties or their Subsidiaries, on a consolidated basis, as a condition of causing the expiration or termination of such waiting periods under the HSR Act; and

(e)

without limiting Sections 3.3(c) and (d), to effect all registrations, filings and submissions of information:  (i) requested by Governmental Entities or required to be effected by it in connection with the Arrangement; and (ii) otherwise to the extent deemed necessary or appropriate by Purchaser under Section 721 of the United States Defense Production Act  of 1950, as amended, and the rules and regulations thereunder (with the purpose of receiving a favourable determination); and in each such case with respect to (i) and (ii), to the extent practicable and lawful, afford the other party prior review of and a reasonable opportunity to comment on written communications, furnish information reasonably requested by the other party, advise regarding communications and consultations regarding, and invite the other party to, meetings with Governmental Entities, in each case subject to reasonable privilege or confidentiality concerns and contractual limitations, and each of Purchaser and PrimeWest and OpCo will use its reasonable commercial efforts to cooperate with the other in connection with the performance by the other of their obligations under this Section  including, without limitation, continuing to provide reasonable access to information and to maintain ongoing communications as between officers of Purchaser and OpCo, subject in all cases to the Confidentiality Agreement

2.4

Non-Solicitation

(a)

PrimeWest and OpCo shall immediately cease and cause to be terminated all existing discussions and negotiations (including, without limitation, through any advisors or other parties on its behalf), if any, with any parties conducted before the date of this Agreement with respect to any Acquisition Proposal and shall immediately request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with PrimeWest or OpCo or any other PrimeWest Subsidiary relating to an Acquisition Proposal and shall use all reasonable commercial efforts to ensure that such requests are honoured.  Upon execution of this Agreement, PrimeWest and OpCo shall provide Purchaser with a list identifying all parties with which any such confidentiality agreement has been entered into and with the forms thereof.

(b)

Neither PrimeWest nor OpCo nor any PrimeWest Subsidiary shall, directly or indirectly, do or authorize or permit any of its officers, directors or employees or any financial advisor, expert, accountant, attorney or other agent or representative retained by it to do, any of the following:

(i)

solicit, facilitate, initiate or encourage any Acquisition Proposal;

(ii)

enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other Person any information with respect to its business, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other Person to do or seek to do any of the foregoing;

(iii)

waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including, without limitation, any "standstill provisions" thereunder;

(iv)

accept, recommend, approve or enter into an agreement, understanding, agreement in principle or letter of intent to implement an Acquisition Proposal; or

(v)

withdraw, change or qualify any of its recommendations or determinations referred to in Section 3.2(o) and 4.2(aaa) in a manner adverse to Purchaser;

provided, however, that notwithstanding any other provision hereof, prior to the approval of the Special Resolution, PrimeWest and OpCo and their officers, directors and advisers may:

(vi)

enter into or participate in any discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the date of this Agreement, by PrimeWest or OpCo or any of their officers, directors or employees or any financial advisor, expert, attorney, accountant or other representative retained by either of them) seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality and standstill agreement substantially similar to or more restrictive to such third party than the Confidentiality Agreement (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to Purchaser as set out below and provided further that such confidentiality agreement shall not include any release of the provisions of Section 12 of the Confidentiality Agreement or any other similar provisions), may furnish to such third party information concerning PrimeWest and the PrimeWest Subsidiaries and their business, properties and assets, in each case if, and only to the extent that:

(A)

the third party has first made a written bona fide Acquisition Proposal and the PrimeWest Board of Directors has determined in good faith that: (1) funds or other consideration necessary for the Acquisition Proposal are or are likely to be available; (2) after consultation with its financial advisors, the Acquisition Proposal would, if consummated in accordance with its terms, result in a transaction financially superior for the PrimeWest Securityholders to the transaction contemplated by this Agreement (having regard to the conditions to the obligation of the person making the Acquisition Proposal to complete the transactions that are subject to the Acquisition Proposal and all legal, financial, regulatory and other aspects of the proposal, including the financing terms thereof); (3) the Acquisition Proposal is reasonably likely to be consummated; and (4) after receiving the advice of outside counsel, as reflected in minutes of the PrimeWest Board of Directors, the taking of such action is necessary for the PrimeWest Board of Directors in discharge of its fiduciary duties under Applicable Laws (a "Superior Proposal"); and

(B)

prior to furnishing such information to such third party, PrimeWest and OpCo provide prompt notice to Purchaser to the effect that it is furnishing information to such third party, together with a copy of the confidentiality agreement referenced above, and, if not previously provided to Purchaser, copies of all information provided to such third party concurrently with the provision of such information to such third party;

(vii)

comply with Section 172 of the Securities Act (Alberta) and similar provisions under Applicable Canadian Securities Laws relating to the provision of directors' circulars and make appropriate disclosure with respect thereto to its securityholders; provided that the circular shall not include a recommendation of any other Acquisition Proposal without the PrimeWest Board of Directors first complying with Section  above; and/or

(viii)

accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation:

(A)

the PrimeWest Board of Directors shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of this Agreement as contemplated by Section 3.4(d) and after receiving the advice of outside counsel, as reflected in minutes of the PrimeWest Board of Directors, that the taking of such action is necessary for the board of directors in discharge of its fiduciary duties under Applicable Law; and

(B)

PrimeWest and OpCo shall have complied with their obligations set forth in Section 3.4(d), terminated this Agreement in accordance with Section 8.1(d) and concurrently therewith paid the amount required by Section  to Purchaser.

(c)

PrimeWest and OpCo shall notify Purchaser orally and in writing of any inquiries, offers or proposals with respect to an Acquisition Proposal and any discussions or negotiations with respect thereto (which written notice shall include, without limitation, a copy of any such proposal (and any amendments or supplements thereto), the identity of the Person making it, if not previously provided to Purchaser, copies of all information provided to such third party and all other information reasonably requested by Purchaser), within 24 hours of the receipt thereof, shall keep Purchaser informed of the status and details of any such inquiry, offer or proposal and answer Purchaser' questions with respect thereto.

(d)

PrimeWest and OpCo shall give Purchaser, orally and in writing, at least 48 hours advance notice of any decision by the PrimeWest Board of Directors to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall confirm that the PrimeWest Board of Directors has determined that such Acquisition Proposal constitutes a Superior Proposal, shall identify the third party making the Superior Proposal and shall provide a true and complete copy thereof (and any agreements or other documents relating thereto) and any amendments thereto.  During such 48 hour period, PrimeWest and OpCo agree not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and not to withdraw, redefine, modify or change its recommendation in respect of the Arrangement.  In addition, during such 48 hour period, PrimeWest and OpCo shall, and shall cause their financial and legal advisors to, negotiate in good faith with Purchaser and its financial and legal advisors to make such adjustments in the terms and conditions of this Agreement and the Arrangement such that the Acquisition Proposal ceases to constitute a Superior Proposal.  In the event Purchaser proposes to amend this Agreement and the Arrangement to provide that the PrimeWest Securityholders, shall receive a value per PrimeWest Security equal to or having a value greater than the value per PrimeWest Security provided in the Superior Proposal and so advises the PrimeWest Board of Directors prior to the expiry of such 48 hour period, the PrimeWest Board of Directors shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement.  For the avoidance of doubt, each material revision to an Acquisition Proposal shall be considered a new Acquisition Proposal for purposes of this .

(e)

Purchaser agrees that all information that may be provided to it by PrimeWest or OpCo with respect to any Superior Proposal pursuant to this Section  shall be treated as if it were "Confidential Information" as that term is defined in the Confidentiality Agreement, subject to the exclusions thereto set forth in clauses 1(c)(iiii), (iv), (v) and (vi) thereof, and shall not be disclosed or used except in accordance with the provisions of the Confidentiality Agreement or in order to enforce its rights under this Agreement in legal proceedings.  Purchaser confirms that it and the directors, officers, employees, advisors, counsel and consultants of Purchaser are "Representatives" for purposes of the Confidentiality Agreement.

(f)

Each Party shall ensure that its Subsidiaries’ officers, directors and employees and any investment bankers, experts, accountants, attorneys or other advisers or representatives retained by it are aware of the provisions of this Section  and PrimeWest shall be responsible for any breach of this Section  by any such officers, directors, employees, investment bankers, experts, accountants, attorneys, advisers or representatives.

2.5

Provision of Information; Access

From and after the date hereof, each of PrimeWest and the PrimeWest Subsidiaries shall provide Purchaser and its representatives access, during normal business hours and at such other time or times as Purchaser may reasonably request, to its premises (including field offices and sites), books, contracts, records, computer systems, properties, employees and management personnel and shall furnish promptly to Purchaser all information concerning its business, properties and personnel as Purchaser may reasonably request, which information shall remain subject to the Confidentiality Agreement; provided, however, that the employees of Purchaser Guarantor shall for purposes of the Confidentiality Agreement not be deemed “Representatives” of Parent with respect to competitively sensitive information of PrimeWest and the PrimeWest subsidiaries.  PrimeWest agrees to keep Purchaser fully appraised in a timely manner of every circumstance, action, occurrence or event occurring or arising after the date hereof that would be relevant and material to a prudent operator of the business and operations of PrimeWest and the PrimeWest Subsidiaries.

2.6

Structuring Matters

To the extent that such would not be prejudicial to PrimeWest and the PrimeWest Subsidiaries or the PrimeWest Securityholders (other than effects on the tax consequences thereto which are not, for the PrimeWest Securityholders taken as a whole, meaningful), PrimeWest and OpCo shall make reasonable commercial efforts to: (a) cooperate with Purchaser in structuring the Arrangement in a manner that meets Purchaser's business and tax structuring objectives; and (b) to effect such arrangements with respect to the PrimeWest Convertible Debentures as the Acquiring Parties may reasonably request, including but not limited to, any solicitation of conversion, offer to purchase, consent solicitation, redemption or defeasance.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1

Representations and Warranties of Acquiring Parties

The Acquiring Parties jointly and severally make the representations and warranties set forth in this Section  to and in favour of PrimeWest and OpCo and acknowledge that each of PrimeWest and OpCo is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

(a)

Organization and Qualification. Purchaser Guarantor is a corporation duly created and validly existing under the Laws of the Province of Alberta and has the requisite power and authority to own its assets and to conduct its affairs as now conducted.  Purchaser is a corporation duly created and validly existing under the Laws of the Province of Alberta and has the requisite power and authority to own its assets and to conduct its affairs as now conducted.  Each of the Acquiring Parties is duly registered to conduct its affairs or do business, as applicable, in each jurisdiction in which the character of its assets, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered would not significantly impede the ability of Purchaser to consummate the Arrangement.

(b)

Constating Documents. Copies of the constating documents of the Acquiring Parties provided to PrimeWest, together with all amendments to date, are accurate and complete as of the date hereof and have not been amended or superseded.

(c)

Authority Relative to this Agreement.  Each of the Acquiring Parties has the requisite authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by the Acquiring Parties of the Arrangement has been duly authorized by the board of directors of each of the Acquiring Parties and no other proceedings on the part of the Acquiring Parties are necessary to authorize this Agreement or the Arrangement.  This Agreement has been duly executed and delivered by each of the Acquiring Parties and, assuming the due execution and delivery of this Agreement by PrimeWest and OpCo, constitutes a legal, valid and binding obligation of each of the Acquiring Parties enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(d)

No Violations. Except as contemplated by this Agreement:

(i)

the execution and delivery of this Agreement by the Acquiring Parties, the consummation of the Arrangement and compliance by the Acquiring Parties with any of the provisions hereof will not: (A) violate, conflict with, result in a breach of any provision of, require any consent, approval or notice under, constitute a default under (or an event which, with notice or lapse of time or both, would constitute a default), or result in a right of termination or acceleration under any of the terms, conditions or provisions of (1) the articles, by-laws, shareholder agreements or other constating documents of any Acquiring Party, (2) any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which an Acquiring Party is a party or to which an Acquiring Party, or any of its properties or assets, may be subject or by which it is bound; or (B) assuming all consents, approvals, authorizations and permits contemplated by clause (ii) below are obtained, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to any Acquiring Party or its properties or assets; or (C) cause the suspension or revocation of any authorization, consent, approval or license of any Acquiring Party currently in effect, except in each case to the extent that would not significantly impede or delay the ability of the Acquiring Parties to consummate the Arrangement; and

(ii)

other than in connection with or in compliance with the Competition Act Approval, the Investment Canada Approval, the HSR Act or which are required to be filed post Arrangement, (A) there is no legal impediment to the consummation of the Arrangement by the Acquiring Parties, and (B) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of the Acquiring Parties in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not significantly impede or delay the ability of the Acquiring Parties to consummate the Arrangement.

(e)

Litigation. There are no actions, suits or proceedings in existence or pending or, to the knowledge of the Acquiring Parties, threatened or for which there is a reasonable basis, affecting or that would affect the Acquiring Parties or affecting or that would affect any of its property or assets at law or equity or before or by any court or Governmental Entity which action, suit or proceeding involves a possibility of any judgment against or liability of the Acquiring Parties which, if successful, would significantly impede or delay the ability of the Acquiring Parties to consummate the Arrangement.

(f)

Ownership of Purchaser.  As of the date hereof, Purchaser Guarantor is the legal and beneficial direct owner of all of the issued and outstanding shares of Purchaser with good title thereto free and clear of any and all encumbrances.

(g)

Cash Available. Purchaser has available funds from cash on hand and available from affiliates and under existing lines of credit to permit the payment of the amounts required to be paid to PrimeWest Securityholders pursuant to the Arrangement.

(h)

Financing. On the date hereof Purchaser has delivered to PrimeWest a true and complete copy of an executed commitment letter (the "Commitment Letter"), pursuant to which Parent has agreed, subject to the terms and conditions thereof, to provide or cause to be provided the funds necessary for Purchaser to pay the consideration to the PrimeWest Securityholders at the Effective Time pursuant to the Arrangement. As of the date of this Agreement, the Commitment Letter is in full force and effect and, except as permitted by Section , the Commitment Letter has not been amended or modified in any material respect.

(i)

Compliance with Laws. Each of the Acquiring Parties has complied with and is in compliance with all Laws applicable to the operation of its business, except where such non-compliance would not significantly impede or delay the ability of the Acquiring Parties to consummate the Arrangement.

(j)

Acquiring Parties’ Information. The data and information in respect of the Acquiring Parties and their respective assets, liabilities, businesses, affairs and operations provided by or on behalf of the Acquiring Parties to PrimeWest in the Acquiring Parties’ Information was and is accurate and correct in all material respects as at the respective dates thereof and does not omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof.

(k)

Security Ownership. Neither Purchaser Guarantor nor Purchaser, nor their respective affiliates, is the beneficial owner of any PrimeWest Units, PrimeWest Exchangeable Shares or PrimeWest Convertible Debentures or securities convertible into such securities.

(l)

Assets. As of August 31, 2007, the consolidated net assets of Purchaser Guarantor were no less than $630,000,000.  As of such date, the liabilities of Purchaser Guarantor included indebtedness to affiliates equal to the sum of $1,399,849,797 plus U.S. $36,000,000.  The consolidated net assets of Purchaser Guarantor plus indebtedness to affiliates shall not be less than $1,000,000,000 as at the Effective Date (including, for the avoidance of doubt, funds provided on the Effective Date to effectuate the Arrangement).

3.2

Representations and Warranties of PrimeWest and OpCo

PrimeWest and OpCo hereby jointly and severally make the representations and warranties set forth in this Section  to and in favour of Purchaser and acknowledge that Purchaser is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

(a)

Organization and Qualification. PrimeWest is a trust duly created and validly existing under the Laws of the Province of Alberta and has the requisite trust power and authority to own its assets and to conduct its affairs as now conducted. OpCo is a corporation duly amalgamated and validly existing under the Laws of the Province of Alberta and has the requisite corporate power and authority to own its assets as now owned and to carry on its business as now conducted. Each of the PrimeWest Subsidiaries, other than OpCo, is an entity duly incorporated, created or organized, as the case may be, under the Laws of its jurisdiction of incorporation, creation or organization, as applicable, and has the requisite power and authority to own its assets as now owned and to carry on its business as now conducted.

(b)

Registration.  Each of PrimeWest and the PrimeWest Subsidiaries is duly registered to conduct its affairs or do business, as applicable, in each jurisdiction in which the character of its assets, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered would not have a Material Adverse Effect (individually or in the aggregate) on PrimeWest and the PrimeWest Subsidiaries.

(c)

Constating Documents. Copies of the constating documents of PrimeWest and the PrimeWest Subsidiaries provided to Purchaser (including the PrimeWest Material Agreements), together with all amendments to date, are accurate and complete as of the date hereof and have not been amended or superseded.

(d)

Authority Relative to this Agreement. Each of PrimeWest and OpCo has the requisite authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by PrimeWest and OpCo of the Arrangement have been duly authorized by the PrimeWest Board of Directors and, subject to the requisite approval of the PrimeWest Securityholders, no other proceedings on the part of PrimeWest or OpCo are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by each of PrimeWest and OpCo and, assuming the due execution and delivery of this Agreement by Purchaser and Purchaser Guarantor, constitutes a legal, valid and binding obligation of each of PrimeWest and OpCo enforceable against them in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(e)

Subsidiaries. PrimeWest has no Subsidiaries other than the PrimeWest Subsidiaries.

(f)

No Violations. Except as disclosed in the Disclosure Letter, or as contemplated by this Agreement:

(i)

the execution and delivery of this Agreement by PrimeWest and OpCo, the consummation of the Arrangement and compliance by PrimeWest and OpCo with any of the provisions hereof will not: (A) violate, conflict with, result in a breach of any provision of, require any consent, approval or notice, constitute a default (or an event which, with notice or lapse of time or both, would constitute a default), result in a right of termination or acceleration, result in the creation of any encumbrance upon any of the properties or assets of PrimeWest or the PrimeWest Subsidiaries, cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of (1) the articles, by-laws, shareholder agreements or other constating documents of PrimeWest or any of the PrimeWest Subsidiaries, (2) any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which PrimeWest or a PrimeWest Subsidiary is a party or to which any of them, or any of their respective properties or assets, may be subject or by which any of them is bound; or (B) assuming all consents, approvals, authorizations and permits contemplated by clause (ii) below have been obtained, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to PrimeWest or the PrimeWest Subsidiaries or any of their respective properties or assets; or (C) cause the suspension or revocation of any authorization, consent, approval or license of PrimeWest or the PrimeWest Subsidiaries currently in effect, except in each case (other than clause (A)(1)) to the extent such would neither have a Material Adverse Effect (individually or in the aggregate) nor significantly impede the ability of PrimeWest and OpCo to consummate the Arrangement; and

(ii)

other than as contemplated in this Agreement and other than in connection with or in compliance with the Competition Act Approval, the Investment Canada Approval, the HSR Act or which are required to be filed post Arrangement, (A) there is no legal impediment to the consummation of the Arrangement by PrimeWest and OpCo, and (B) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of PrimeWest or OpCo in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not significantly impede the ability of PrimeWest or OpCo to consummate the Arrangement or have a Material Adverse Effect (individually or in the aggregate).

(g)

Litigation. Except as set out in the Disclosure Letter, there are no actions, suits or proceedings in existence or pending or, to the knowledge of PrimeWest or OpCo, threatened, or for which there is a reasonable basis, affecting or that would affect PrimeWest or the PrimeWest Subsidiaries or affecting or that would affect any of their respective property or assets at law or equity or before or by any court or Governmental Entity which action, suit or proceeding involves a possibility of any judgment against or liability of PrimeWest or the PrimeWest Subsidiaries or to which any of their respective property or assets would be subject, which, if successful, would individually or in the aggregate have a Material Adverse Effect or significantly impede the ability of PrimeWest or OpCo to consummate the Arrangement and there are no unsatisfied judgments in excess of $1,000,000 individually or $10,000,000 in the aggregate against PrimeWest or the PrimeWest Subsidiaries or any material consent decrees or injunctions to which PrimeWest or a PrimeWest Subsidiary or any of their respective property or assets is subject.

(h)

Taxes, etc.  Except as set out in the Disclosure Letter:

(i)

PrimeWest and each PrimeWest Subsidiary has duly and timely:

(A)

filed all Tax Returns required to be filed by them and those Tax Returns are true, complete and accurate in all material respects;

(B)

paid all Taxes (including instalments) shown on the Tax Returns or on subsequent assessments with respect thereto to be due and payable by them and no other material amounts of Taxes are payable by them with respect to items or periods covered by such Tax Returns; and

(C)

collected or withheld and timely remitted to the appropriate Governmental Entities all Taxes required to be collected or withheld by them;

(ii)

neither PrimeWest nor any of the PrimeWest Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor, to the knowledge of PrimeWest and OpCo, has such an event been asserted or threatened against PrimeWest or any of the PrimeWest Subsidiaries or any of their respective assets that would have a Material Adverse Effect.  Neither PrimeWest nor any PrimeWest Subsidiary is the subject of a tax ruling, nor have any of them entered into any agreement, waiver or other arrangement with any Governmental Entity respecting any material amount of Taxes payable by them or Tax Returns required to be filed by them or any statute of limitations with respect to Taxes;

(iii)

PrimeWest and the PrimeWest Subsidiaries have timely paid or, if such Taxes were not yet due and payable, provided adequate accruals in their consolidated financial statements for the period from inception through June 30, 2007 (or, with respect to periods beginning after June 30, 2007, in their books and records) for all Taxes, including income Taxes and related future Taxes, if applicable, for such periods, in conformity with GAAP, and since June 30, 2007 no such entity has incurred any material liability for Taxes outside the ordinary course of business;

(iv)

Purchaser has been furnished by PrimeWest true and complete copies of all: (A) material portions of income tax audit reports, statement of deficiencies, closing or other agreements received by PrimeWest and the PrimeWest Subsidiaries or on behalf of any such parties relating to Taxes; (B) any federal and material provincial, state, local or foreign income or franchise Tax Returns (including all Tax elections, whether or not material) for PrimeWest and the PrimeWest Subsidiaries; and (C) all other material correspondence pertaining to Taxes received by PrimeWest or any of the PrimeWest Subsidiaries from any Governmental Entity;

(v)

no audit or appeal with any Governmental Entity relating to Taxes of PrimeWest or any of the PrimeWest Subsidiaries is in process or pending or, to PrimeWest’s or OpCo’s knowledge, threatened and no deficiencies have been asserted by any Governmental Entity in connection with any audit or review of any material amount of Taxes;

(vi)

other than in connection with the transactions pursuant to which PrimeWest acquired the Acquired Trust, none of PrimeWest or any PrimeWest Subsidiary is party to any Tax sharing agreement, Tax indemnification agreement or other agreement or arrangement relating to Taxes with any Person (other than agreements among PrimeWest and any PrimeWest Subsidiary and other than customary Tax indemnifications contained in credit or other commercial lending agreements); none of PrimeWest or any PrimeWest Subsidiary has been a member of a consolidated, affiliated, combined or unitary group filing a consolidated, combined, unitary or other return in respect of Taxes reflecting the income, assets or activities of affiliated companies, nor have they any liability for the Taxes of any other Person under any Applicable Law (including under Section 1.1502-6 of the U.S. Treasury Regulations or any similar provision of state, local or non-United States Law), as a transferee or successor, by contract or otherwise; and

(vii)

none of PrimeWest or any PrimeWest Subsidiary:

(A)

has, other than in respect of any U.S. Entity to the United States of America, or any state or other political subdivision of the United States of America any obligation to file on or before the Effective Date any Tax Return required to be made, prepared or filed, or to pay any Tax on or before the Effective Date, under the laws of any jurisdiction other than Canada in respect of any Taxes or will be obligated to file any such Tax Return or to pay any such Tax after the Effective Date as a result of assets owned or activities conducted on or before the Effective Date;

(B)

has received any claim in writing by any Governmental Entity in a jurisdiction where such entity does not file a Tax Return stating that such entity is or may be subject to taxation by that jurisdiction for Taxes that would be covered by or the subject of such Tax Return which claim has not been fully paid; or

(C)

(other than any of the U.S. Entities) owns any United States real property interest (other than an interest in any U.S. Entity) ~~within the meaning of Section 897(c)(1)(A) of the Code or any asset, a gain on the sale of which would be effectively connected or treated as effectively connected with the conduct of a trade or business in the United States, within the meaning of Section 882(b)(2) of the Code.~~

(i)

Reporting Issuer Status.

(i)

PrimeWest is a reporting issuer (where such concept exists) in all provinces of Canada and is in material compliance with all Applicable Canadian Securities Laws;

(ii)

the PrimeWest Units are registered under section 12 of the Exchange Act and PrimeWest is in material compliance with applicable U.S. Securities Laws;

(iii)

the PrimeWest Units are listed and posted for trading on the TSX and the NYSE and the PrimeWest Exchangeable Shares and the PrimeWest Convertible Debentures are listed and posted for trading on the TSX, and PrimeWest is in material compliance with the rules of the TSX and the NYSE; and

(iv)

Acquired Trust was a reporting issuer (where such concept exists) from July, 1996 until July 31, 2007 in all provinces of Canada and was in material compliance with all Applicable Canadian Securities Laws therein (including the rules of the TSX) from December 31, 2002 until July 31, 2007.

(j)

Capitalization.  PrimeWest is authorized to issue an unlimited number of PrimeWest Units and an unlimited number of Special Voting Units (as defined in the PrimeWest Trust Indenture). As at the close of business on September 21, 2007, PrimeWest had issued and outstanding: (i) 146,105,977 PrimeWest Units; (ii) 810,158 Special Voting Units and (iii) rights to acquire 332,398 PrimeWest Units pursuant to outstanding PrimeWest Rights. PrimeWest owns all of the issued and outstanding common shares of OpCo, which as at September 21, 2007, has 1,150,695 issued and outstanding PrimeWest Exchangeable Shares, exchangeable into PrimeWest Units on the basis of 0.70406 PrimeWest Units for each PrimeWest Exchangeable Share.  Since September 21, 2007 there have been no PrimeWest Units issued, other than pursuant to the PrimeWest Rights, the PrimeWest Exchangeable Shares, the PrimeWest Convertible Debentures and the PrimeWest DRIP and current contractual arrangements with certain Executives and except for the foregoing, there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by PrimeWest of any securities of PrimeWest (including PrimeWest Units) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of PrimeWest (including PrimeWest Units). All outstanding PrimeWest Units have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all PrimeWest Units issuable pursuant to the PrimeWest Rights, the PrimeWest Exchangeable Shares, the PrimeWest Convertible Debentures and the PrimeWest DRIP in accordance with their respective terms will be duly authorized and validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights.

(k)

Ownership of Subsidiaries. As of the date hereof, PrimeWest is the beneficial direct or indirect owner of all of the outstanding securities, including shares, limited partnership units and trust units, as applicable, of the PrimeWest Subsidiaries (other than the outstanding PrimeWest Exchangeable Shares) with good title thereto free and clear of any and all encumbrances, except for security interests in such securities for the benefit of the lenders under PrimeWest's credit facilities. There are no options, warrants or other rights, shareholder or unitholder rights plans, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by any of the PrimeWest Subsidiaries of any securities of the PrimeWest Subsidiaries or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of any of the PrimeWest Subsidiaries (other than PrimeWest Exchangeable Shares pursuant to current contractual arrangements with certain Executives). All outstanding securities of the PrimeWest Subsidiaries have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights.

(l)

No Orders. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, the PrimeWest Units, the PrimeWest Exchangeable Shares, the PrimeWest Convertible Debentures or any other securities of PrimeWest or OpCo has been issued by any regulatory authority and no proceedings for that purpose have been instituted, are pending or, to the knowledge of PrimeWest and OpCo, are contemplated or threatened under any Applicable Laws or by any other regulatory authority.

(m)

Material Agreements. There are no agreements material to the conduct of the affairs or businesses of PrimeWest and the PrimeWest Subsidiaries, except for the PrimeWest Material Agreements, those agreements disclosed in the PrimeWest Public Record and the Disclosure Letter (including PrimeWest’s Debt) or those entered into in the ordinary course of business, consistent with past practice of PrimeWest and OpCo (copies of which were made available to Purchaser), and all such material agreements are valid and subsisting and PrimeWest or the PrimeWest Subsidiary that is a party thereto, and to the knowledge of PrimeWest, any other party thereto, is not in material default under any such agreements.

(n)

Filings. Each of PrimeWest and Acquired Trust have filed all documents required under Applicable Canadian Securities Laws and U.S. Securities Laws to be filed by it with all applicable Governmental Entities and all such documents were, as of their respective dates, in compliance in all material respects with all Applicable Laws and at the time filed did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  PrimeWest and OpCo will deliver to Purchaser, as soon as they become available, true and complete copies of any material reports or statements required to be filed by PrimeWest or OpCo with any Governmental Entity subsequent to the date hereof. As of their respective dates, such reports and statements (excluding any information therein provided by Purchaser, as to which PrimeWest and OpCo make no representation) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading and will comply in all material respects with all Applicable Laws.

(o)

No Material Adverse Change. Since January 1, 2007, other than as disclosed in the PrimeWest Public Record, (i) PrimeWest and the PrimeWest Subsidiaries have conducted their respective businesses only in the ordinary and normal course, consistent with past practice of PrimeWest and OpCo, (ii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to PrimeWest, individually or in the aggregate, has been incurred other than in the ordinary course of business, consistent with past practice of PrimeWest and OpCo, and (iii) there has not been any Material Adverse Change.

(p)

Books and Records. The records and minute books of PrimeWest and the PrimeWest Subsidiaries have been maintained substantially in accordance with all Applicable Laws and are complete and accurate in all material respects (other than minutes that have not yet been approved by the PrimeWest Board of Directors or applicable committee thereof).  PrimeWest and the PrimeWest Subsidiaries make and keep books, records and accounts which, in reasonable detail, accurately and fairly reflect their transactions and dispositions in all material respects.

(q)

Public Record. As of their respective dates, the documents forming the PrimeWest Public Record and the Acquired Trust Public Record did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

(r)

Financial Statements. The PrimeWest Financial Statements and Acquired Trust Financial Statements and other financial statements of PrimeWest and Acquired Trust to be included or incorporated by reference in the PrimeWest Information Circular are complete and accurate in all material respects, are in accordance with the books and records of PrimeWest, Acquired Trust and the PrimeWest Subsidiaries, were prepared in accordance with GAAP (except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related reports of PrimeWest's or Acquired Trust's independent auditors or (ii) in the case of unaudited interim statements, to the extent they may not include footnotes, are subject to normal year end adjustments or may be condensed or summary statements), present fairly in accordance with GAAP the consolidated financial position, results of operations and changes in financial position of PrimeWest or Acquired Trust, as the case may be, as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of PrimeWest and Acquired Trust on a consolidated basis. There has been no material change in PrimeWest or Acquired Trust accounting policies, except as described in the notes to the PrimeWest Financial Statements and Acquired Trust Financial Statements, since January 1, 2007.

(s)

Absence of Undisclosed Liabilities.  Except as set forth on the Disclosure Letter, PrimeWest and the PrimeWest Subsidiaries have no material liabilities of any nature (matured or unmatured, fixed or contingent), other than:

(i)

those set forth or adequately provided for in the balance sheets and associated notes thereto included in the PrimeWest Financial Statements (the "PrimeWest Balance Sheets");

(ii)

those incurred in the ordinary course of business, consistent with past practice of PrimeWest and OpCo, and not required to be set forth in the PrimeWest Balance Sheets under GAAP (provided that such liabilities shall not individually or in the aggregate have a Material Adverse Effect);

(iii)

those incurred in the ordinary course of business, consistent with past practice of PrimeWest and OpCo, since the dates of the PrimeWest Balance Sheets and consistent with past practice (provided that such liabilities shall not individually or in the aggregate have a Material Adverse Effect); and

(iv)

those incurred in connection with the execution of this Agreement.

(t)

Environmental.  PrimeWest has provided to Purchaser all material Environmental Documentation in the possession of PrimeWest and the PrimeWest Subsidiaries or produced for or received by PrimeWest or the PrimeWest Subsidiaries since January 1, 2005.  Except as disclosed in the PrimeWest Public Record (other than any general forward-looking disclosures set forth in any risk factor section, any disclosures in any section relating to forward-looking statements and any other disclosures included therein to the extent they are primarily predictive or forward-looking in nature) or in writing to Purchaser in the Disclosure Letter, there has not occurred any material spills, emissions or pollution on any property of PrimeWest or any PrimeWest Subsidiary, nor has PrimeWest or any PrimeWest Subsidiary been subject to any stop orders, control orders, clean-up orders or reclamation orders under applicable Environmental Laws, any of which might reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. All operations of PrimeWest and the PrimeWest Subsidiaries have been and are now being conducted in compliance with all applicable Environmental Laws, except where the failure to be in compliance would not, individually or in the aggregate, have a Material Adverse Effect.  To PrimeWest's knowledge there are no material environmental liabilities (other than as set forth in the Disclosure Letter) that have not been remedied in accordance with applicable Environmental Laws.  PrimeWest and the PrimeWest Subsidiaries are not subject to, nor are PrimeWest or OpCo aware of:

(i)

any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any work, repairs, construction, or expenditures; or

(ii)

any demand or notice with respect to the breach of, or alleged liability pursuant to, any Environmental Laws applicable to PrimeWest and the PrimeWest Subsidiaries, including, without limitation, any regulations respecting the disposal, use, storage, treatment, transportation, or disposition of, or exposure to, any Hazardous Substances, which would, individually or in the aggregate, have a Material Adverse Effect.

(u)

Title. Although they do not warrant title, except as disclosed in writing to Purchaser in the Disclosure Letter, neither PrimeWest nor OpCo has any knowledge or is aware of any defects, failures or impairments in the title of PrimeWest and the PrimeWest Subsidiaries to their respective assets, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which individually or in the aggregate would reasonably be expected to have a Material Adverse Effect.

(v)

Licences. Each of PrimeWest and the PrimeWest Subsidiaries has obtained and is in compliance with all licences, permits, certificates, consents, orders, grants and other authorizations of or from any Governmental Entity necessary to conduct its businesses as they are now being or are proposed to be conducted, other than those the absence of which individually or in the aggregate would not have a Material Adverse Effect.

(w)

Compliance with Laws. Each of PrimeWest and the PrimeWest Subsidiaries has complied with and is in compliance with all Laws applicable to the operation of its business, except where such non-compliance would not, individually or in the aggregate, have a Material Adverse Effect.

(x)

Long Term and Derivative Transactions. Except as disclosed in the PrimeWest Public Record or set forth in the Disclosure Letter, none of PrimeWest and the PrimeWest Subsidiaries has any obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, production sales transactions having terms greater than 90 days or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions.

(y)

Fairness Opinions.  The PrimeWest Board of Directors has received a verbal opinion as of September 21, 2007 (and have been advised that they will receive a written opinion) from CIBC World Markets Inc. that the consideration to be received by the PrimeWest Unitholders in connection with the Arrangement is fair, from a financial point of view, to the PrimeWest Unitholders.

(z)

Employees.  PrimeWest has made available to Purchaser prior to the date hereof true complete and correct copies (or has provided summaries) of all employment, severance or termination agreements or other compensation arrangements with any current (or, to the extent still in effect, former) director, officer, employee or executive.  OpCo has not agreed to recognize any union or other collective bargaining representative, nor has any union or other collective bargaining representative been certified as the exclusive bargaining representative of any Employees and OpCo is not a party to, or bound by, any collective bargaining agreement or any other labour contract applicable to any Employees.  To the knowledge of PrimeWest and the PrimeWest Subsidiaries, no union organizational campaign or representation petitions are currently pending with respect to any of the Employees.  There is no labour strike or labour dispute, slowdown, lockout or stoppage actually pending or to the knowledge of PrimeWest and the PrimeWest Subsidiaries, threatened against or affecting OpCo and OpCo has not experienced any labour strikes or labour disputes, slowdowns, lockouts or stoppages within the last three years.  All Employees and Executives have been, or will have been on or before the Effective Time, paid, or adequate amounts shall have been accrued for wages, salaries, commissions, bonuses, vacation pay, severance and termination pay, sick pay, and other compensation, for all services performed by them or that was accrued by them up to the Effective Time, in accordance with the obligations of OpCo under any employment practices and policies or individual agreement to which OpCo is a party, or by which OpCo may be bound.  To the knowledge of PrimeWest and the PrimeWest Subsidiaries, none of PrimeWest or the PrimeWest Subsidiaries has committed any unfair labour practices which are material, individually or in the aggregate.  There are no current, pending or, to the knowledge of PrimeWest and the PrimeWest Subsidiaries, threatened proceedings or claims, which are material, individually or in the aggregate, before any board, tribunal, arbitrator or Governmental Entity with respect to employment Laws, including, but not limited to, employment standards, occupational health and safety, privacy, workers' compensation and human rights.  OpCo is not subject to any material settlement agreement, conciliation agreement, letter of commitment, deficiency letter or consent decree with any present or former executive, employee or applicant for employment, or other employee representative, or any Governmental Entity or arbitrator relating to material claims of employment discrimination, or other material claims with respect to employment practices and policies, and no Governmental Entity or arbitrator has issued a material judgment, order, decree, injunction, decision, award or finding with respect to the employment practices or policies of OpCo.  There are no outstanding assessments, penalties, fines, charges, surcharges, or other amounts due and owing pursuant to any workplace safety and insurance legislation by OpCo and OpCo has not been reassessed in any material respect under such legislation during the past three years.  The total severance obligations and compensation commitments associated with terminating all Executives without just cause at the Effective Time does not and will not exceed the amount set forth in the Disclosure Letter.  OpCo has not entered into any independent contractor arrangements that are not terminable on 30 days notice or less, without further penalty.

(aa)

Employee Benefit Plans.  PrimeWest has made available to Purchaser prior to the date hereof true, complete and correct copies of the Benefit Plans, any related trust agreement, annuity or insurance contract or other funding vehicle, and: (i) each Benefit Plan has been maintained and administered in material compliance with its terms and is, to the extent required by Applicable Law or contract, fully funded without having any deficit or unfunded actuarial liability or adequate provision has been made therefor; (ii) all required employer contributions under any such plans have been made and the applicable funds have been funded in accordance with the terms thereof; (iii) each Benefit plan that is required or intended to be qualified under applicable law or registered or approved by a governmental agency or authority has been so qualified, registered or approved by the appropriate governmental agency or authority, and nothing has occurred since the date of the last qualification, registration or approval to adversely affect, or cause, the appropriate governmental agency or authority to revoke such qualification, registration or approval; (iv) to the knowledge of PrimeWest and OpCo, there are no pending or anticipated material claims against or otherwise involving any of the Benefit plans and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Benefit Plan activities) has been brought against or with respect to any Benefit Plan; (v) all material contributions, reserves or premium payments required to be made to the Benefit Plans have been made or provided for; (vi) no PrimeWest Party has any material obligation for retiree health and life benefits under any Benefit Plan; (vii) no insurance policy or other contract or agreement affecting any Benefit Plan requires or permits a retroactive increase in premiums or payments due thereunder; and (viii) none of the Benefit Plans is a multi-employer pension plan as defined under the provisions of Applicable Law.

(bb)

Insurance. Policies of insurance are in force as of the date hereof naming PrimeWest or a PrimeWest Subsidiary as an insured that adequately cover all risks as are customarily covered by oil and gas producers in the industry in which the PrimeWest Subsidiaries operate. All such policies shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement.

(cc)

Indebtedness To and By Officers, Directors and Others. None of PrimeWest and the PrimeWest Subsidiaries is indebted to any of the directors, officers, employees or consultants or any of their respective associates or affiliates or other parties not at arm's length to PrimeWest or any PrimeWest Subsidiary, except for amounts due as normal compensation or reimbursement of ordinary business expenses, nor is there any indebtedness owing by any such parties to any of PrimeWest and the PrimeWest Subsidiaries.

(dd)

No Limitation. There is no non-competition, exclusivity or other similar agreement, commitment or understanding in place to which any of PrimeWest or the PrimeWest Subsidiaries is a party or by which it is otherwise bound that would now or hereafter in any way materially limit the business or operations of any of PrimeWest and the PrimeWest Subsidiaries in a particular manner or to a particular locality or geographic region or for a limited period of time and the execution, delivery and performance of this Agreement does not and will not result in the restriction of any of PrimeWest and the PrimeWest Subsidiaries from engaging in this business or from competing with any Person or in any geographic area.

(ee)

Guarantees and Indemnification. Other than as disclosed in writing to Purchaser, none of  PrimeWest or the PrimeWest Subsidiaries is a party to or bound by any agreement of (i) guarantee, (ii) indemnification (other than an indemnification of directors and officers in accordance with the by-laws of the respective corporation or applicable Laws and other than standard indemnity agreements in underwriting agreements, agency agreements and contracts entered into in the ordinary course of business), or (iii) any like commitment in respect of the obligations, liabilities (contingent or otherwise) of indebtedness of any other Person, other than guarantees of obligations of PrimeWest or any PrimeWest Subsidiary.

(ff)

Information to Independent Engineer. PrimeWest and OpCo have no reason to believe that (i) the GLJ Report, (ii) the Paddock Report and (ii) if applicable, any other reserve evaluation reports which may be or be deemed to be, included or incorporated by reference in the PrimeWest Information Circular, whether in addition to or as a replacement for the report referred to in clauses (i) and (ii) was not accurate in all material respects as at the effective date of such report, and, except for any impact of changes in commodity prices, which may or may not be material, PrimeWest and OpCo have no knowledge of a material adverse change in the production, costs, price, reserves, estimates of future net production revenues or other relevant information from that disclosed in that report. PrimeWest (or, to its knowledge, Acquired Trust) has provided to GLJ or Paddock, as applicable, all material information concerning land descriptions, well data, facilities and infrastructure, ownership and operations, future development plans and historical technical and operating data respecting the principal oil and gas assets of the PrimeWest Subsidiaries, in each case as at the effective dates of such reports, and, in particular, all material information respecting the PrimeWest Subsidiaries' interests in their principal oil and gas assets and royalty burdens and net profits interest burdens thereon and such information was accurate and correct in all material respects as at the respective dates thereof and did not omit any information necessary to make any such information provided not misleading as at the respective dates thereof and there has been no material adverse change in any of the material information so provided since the date thereof.

(gg)

No Insider Rights. No director, officer, insider or other party not at arm's length to PrimeWest or the PrimeWest Subsidiaries has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, participation interest or any other interest whatsoever, in any properties of PrimeWest or the PrimeWest Subsidiaries.

(hh)

Disclosure. The data and information in respect of PrimeWest and the PrimeWest Subsidiaries and their respective assets, reserves, liabilities, businesses, affairs and operations provided by or on behalf of PrimeWest to or on behalf of Purchaser was and is accurate and correct in all material respects as at the respective dates thereof and does not omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof.

(ii)

Debt and Working Capital. As at August 31, 2007, PrimeWest's consolidated indebtedness did not exceed the amount set forth in the Disclosure Letter, and as of July 31, 2007 PrimeWest’s consolidated positive working capital, excluding the current portion of long-term debt, was not less than the amount set forth in the Disclosure Letter.  The outstanding principal amounts of the PrimeWest Convertible Debentures, the PrimeWest US Secured Notes and the PrimeWest UK Secured Notes and obligations under the PrimeWest Credit Facilities Agreement as of August 31, 2007 were as set forth in the Disclosure Letter.

(jj)

Production. For the quarter ended June 30, 2007, the average daily production of PrimeWests and the Subsidiaries of PrimeWest for such quarter and the Acquired Trust and its subsidiaries for such quarter were as set forth in the Disclosure Letter.

(kk)

No Defaults under Leases and Agreements.  Except as disclosed in the Disclosure Letter:

(i)

no PrimeWest Subsidiary has received notice of any default under any of the leases and other title and operating documents or any other agreement or instrument pertaining to any PrimeWest Subsidiary's oil and gas assets to which it is a party or by or to which it or any such assets are bound or subject except to the extent that such defaults would not individually or in the aggregate have a Material Adverse Effect; and

(ii)

to their knowledge, (A) each of the PrimeWest Subsidiaries is in good standing under all, and is not in default under any; and (B) there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice, would constitute a default under any, leases and other title and operating documents or any other agreements and instruments pertaining to its oil and gas assets to which it is a party or by or to which it or such assets are bound or subject and, to their knowledge, all such leases, title and operating documents and other agreements and instruments are in good standing and in full force and effect and none of the counterparties to such leases, title and operating documents and other agreements and instruments is in default thereunder except in each case to the extent that such defaults would not individually or in the aggregate have a Material Adverse Effect.

(ll)

No Encumbrances. None of the PrimeWest Subsidiaries has encumbered or alienated its interest in the PrimeWest Subsidiaries' oil and gas assets or agreed to do so and such assets are free and clear of all encumbrances except for or pursuant to: (i) encumbrances securing the PrimeWest Credit Facilities Agreement, the PrimeWest UK Secured Notes and the PrimeWest US Secured Notes and hedging transactions with lenders (or their affiliates), or (ii) encumbrances disclosed in the Disclosure Letter, or (iii) encumbrances arising in the ordinary course of business, consistent with past practice of PrimeWest and OpCo, which are not material in the aggregate.

(mm)

No Reduction of Interests. Except as disclosed in the Disclosure Letter, none of the PrimeWest Subsidiaries' oil and gas assets are subject to reduction by reference to payout of or production penalty on any well or otherwise or to change to an interest of any other size or nature by virtue of or through any right or interest granted by, through or under a PrimeWest Subsidiary except to the extent that all such reductions or changes to an interest would not individually or in the aggregate have a Material Adverse Effect.

(nn)

Royalties, Rentals and Taxes Paid. All royalties and rentals payable under the leases and other title and operating documents pertaining to the PrimeWest Subsidiaries' oil and gas assets and all ad valorem, property, production, severance and similar taxes and assessments based upon or measured by the ownership of such assets or the production of petroleum substances derived therefrom or allocated thereto or the proceeds of sales thereof payable have been properly paid in full and in a timely manner except to the extent that such non-payment would not individually or in the aggregate have a Material Adverse Effect.

(oo)

Production Allowables and Production Penalties.

(i)

None of the wells in which any of the PrimeWest Subsidiaries holds an interest has been produced in excess of applicable production allowables imposed by any Applicable Law or any governmental authority and none of the PrimeWest Subsidiaries has any knowledge of any impending change in production allowables imposed by any Applicable Law or any governmental authority that may be applicable to any of the wells in which any of them holds an interest, other than changes of general application in the jurisdiction in which such wells are situate except to the extent that such non-compliance or changes would not individually or in the aggregate have a Material Adverse Effect.

(ii)

None of the PrimeWest Subsidiaries has received notice of any production penalty or similar production restriction of any nature imposed or to be imposed by any governmental authority, including gas-oil ratio, off-target and overproduction penalties imposed by the Alberta Energy and Utilities Board, and, to their knowledge, none of the wells in which any of them holds an interest is subject to any such penalty or restriction except to the extent that any such penalty or restriction would not individually or in the aggregate have a Material Adverse Effect.

(pp)

Operation and Condition of Wells. All wells in which any of the PrimeWest Subsidiaries holds an interest:

(i)

for which any of the PrimeWest Subsidiaries was or is operator, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all applicable Law; and

(ii)

for which none of the PrimeWest Subsidiaries was or is operator, to their knowledge, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all applicable Law;

except, in either case, to the extent that such non-compliance with prudent oil and gas industry practices or applicable Law would not individually or in the aggregate have a Material Adverse Effect;

(qq)

Operation and Condition of Tangibles. The PrimeWest Subsidiaries' tangible depreciable property used or intended for use in connection with their oil and gas assets:

(i)

for which any of the PrimeWest Subsidiaries was or is operator, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all applicable Law during all periods in which a PrimeWest Subsidiary was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business; and

(ii)

for which none of the PrimeWest Subsidiaries was or is operator, to their knowledge, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all applicable Law during all periods in which none of the PrimeWest Subsidiaries was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business;

except to the extent that such non-compliance with prudent oil and gas industry practices or applicable Law would not individually or in the aggregate have a Material Adverse Effect.

(rr)

Outstanding AFEs. There are no outstanding authorizations for expenditure pertaining to any of the PrimeWest Subsidiaries' oil and gas assets or any other commitments, approvals or authorizations pursuant to which an expenditure may be required to be made in respect of such assets after the date of the most recent PrimeWest Financial Statements in excess of $5 million for each such commitment, approval or authorization, or $20 in the aggregate, other than those disclosed to Purchaser in the Disclosure Letter.

(ss)

Brokers and Finders. The PrimeWest and the PrimeWest Subsidiaries have not retained nor will they retain any financial advisor, broker, agent or finder or pay, or agree to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except CIBC World Markets Inc., which has been retained as PrimeWest's financial advisor. The total obligation of PrimeWest and the PrimeWest Subsidiaries to such financial advisor is set forth in the engagement letter between PrimeWest and such advisor, the total of which obligation has been provided to Purchaser. After the payment of such financial obligations to CIBC World Markets Inc., PrimeWest and the PrimeWest Subsidiaries will not have any continuing obligations to such advisor other than those related to indemnification, confidentiality and the payment of expenses, including any goods and services tax payable thereon.

(tt)

Employment and Officer Obligations. Other than the PrimeWest Employment Agreements, OpCo's existing health plan and pension obligations, the obligations referenced in Section 2.4 or as disclosed to Purchaser in the Disclosure Letter, there are no employment or consulting services agreements (which cannot be terminated on notice of 30 days or less), termination, severance and retention plans or policies of PrimeWest or the PrimeWest Subsidiaries.  The obligations of OpCo under the PrimeWest Employment Agreements and all such employment or consulting services agreements, termination, severance plans or policies for severance, termination or bonus payments or any other payments related to any PrimeWest incentive plan, arising out of or in connection with the Arrangement, including the obligations referred to in Section 2.4, shall not exceed the amount set forth in the Disclosure Letter.

(uu)

Confidentiality Agreements. All agreements entered into by PrimeWest with Persons other than Purchaser regarding the confidentiality of information provided to such Persons or reviewed by such Persons with respect to the sale of PrimeWest or a substantial portion of its assets or any other business combination or similar transaction with another party are in substantially the form of the Confidentiality Agreement and PrimeWest has not waived the standstill or other provisions of any of such agreements.

(vv)

Outstanding Acquisitions. Neither PrimeWest nor any of the PrimeWest Subsidiaries have any rights to purchase assets, properties or undertakings of third parties under any agreements to purchase that have not closed.

(ww)

Mutual Fund Trust. PrimeWest is, and at all times since its formation has been, a "mutual fund trust" and a "unit trust" within the meaning of the ITA.

(xx)

Place of Principal Offices.  The principal offices of PrimeWest and OpCo are not located in the United States.

(yy)

Foreign Private Issuer.  PrimeWest is a "foreign private issuer" within the meaning of Rule 405 of Regulation C adopted by the SEC under the U.S. Securities Act.

(zz)

Investment Company.  Neither PrimeWest nor any PrimeWest Subsidiary is an "investment company" within the meaning of the United States Investment Company Act of 1940, as amended.

(aaa)

Board Approval. The PrimeWest Board of Directors has unanimously endorsed the Arrangement and approved this Agreement, has unanimously determined that the Arrangement and this Agreement are in the best interests of PrimeWest and the PrimeWest Securityholders, and has, based on the opinion of its financial advisor, unanimously determined that the Arrangement is fair, from a financial point of view, to the PrimeWest Unitholders and PrimeWest Exchangeable Shareholders and has resolved to unanimously recommend approval of the Arrangement by the PrimeWest Securityholders.

(bbb)

Off-Balance Sheet Arrangements.  Neither PrimeWest nor any of the PrimeWest Subsidiaries has any "off-balance sheet arrangements" as that term is understood under GAAP.

(ccc)

Intellectual Property.  The Disclosure Letter sets forth and describes all material Intellectual Property used in whole or part in the business of PrimeWest and the PrimeWest Subsidiaries and specifies, for each item, whether the Intellectual Property is owned by PrimeWest or the PrimeWest Subsidiary, or whether the Intellectual Property is used by PrimeWest or the PrimeWest Subsidiary under a license agreement or other arrangement with another Person.

(ddd)

Internal Controls.  PrimeWest and the PrimeWest Subsidiaries have implemented and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.  Each of PrimeWest and OpCo (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to such entity, including its consolidated Subsidiaries, is made known to the Chief Executive Officer and the Chief Financial Officer of such entity by others within those entities, and (ii) has disclosed, based on its most recent evaluation prior to the date of this Agreement, to such entity's outside auditors and the audit committee of the PrimeWest Board of Directors (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that would be reasonably likely to adversely affect such entity's ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in such entity's internal controls over financial reporting.  A true, correct and complete summary of any such disclosures made by management to such entity's auditors and audit committee is set forth in the Disclosure Letter.

3.3

Privacy Issues

(a)

For the purposes of this Section 4.3, the following definitions shall apply:

(i)

"applicable law" means, in relation to any Person, transaction or event, all applicable provisions of Laws by which such Person is bound or having application to the transaction or event in question, including applicable privacy laws.

(ii)

"applicable privacy laws" means any and all applicable Laws relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including but not limited to the Personal Information Protection and Electronic Documents Act (Canada) and/or any comparable provincial law including the Personal Information Protection Act (Alberta).

(iii)

"authorized authority" means, in relation to any Person,  transaction or event, any (a) federal, provincial, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign, (b) agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, (c) court, arbitrator, commission or body exercising  judicial, quasi-judicial, administrative or similar functions, and (d) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having jurisdiction over such Person, transaction or event.

(iv)

"Personal Information" means information about an individual transferred to PrimeWest or OpCo to Purchaser in accordance with this Agreement and/or as a condition of the Arrangement.

(b)

The Parties hereto acknowledge that they are responsible for compliance at all times with applicable privacy laws which govern the collection, use and disclosure of Personal Information acquired by or disclosed to either Party pursuant to or in connection with this Agreement (the "Disclosed Personal Information").

(c)

Neither Party shall use the Disclosed Personal Information for any purposes other than those related to the performance of this Agreement and the completion of the Arrangement.

(d)

Each Party acknowledges and confirms that the disclosure of Personal Information is necessary for the purposes of determining if the Parties shall proceed with the Arrangement, and that the disclosure of Personal Information relates solely to the carrying on of the business and the completion of the Arrangement.

(e)

Each Party acknowledges and confirms that it has and shall continue to employ appropriate technology and procedures in accordance with applicable law to prevent accidental loss or corruption of the Disclosed Personal Information, unauthorized input or access to the Disclosed Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of such Disclosed Personal Information.

(f)

Each Party shall at all times keep strictly confidential all Disclosed Personal Information provided to it, and shall instruct those employees or advisors responsible for processing such Disclosed Personal Information to protect the confidentiality of such information in a manner consistent with the Parties' obligations hereunder.  Each Party shall ensure that access to the Disclosed Personal Information shall be restricted to those employees or advisors of the respective Party who have a bona fide need to access such information in order to complete the Arrangement.

(g)

Each Party shall promptly notify the other Party to this Agreement of all inquiries, complaints, requests for access, and claims of which the Party is made aware in connection with the Disclosed Personal Information.  The Parties shall fully co-operate with one another, with the persons to whom the Personal Information relates, and any authorized authority charged with enforcement of applicable privacy laws, in responding to such inquiries, complaints, requests for access, and claims.

(h)

Upon the expiry or termination of this Agreement, or otherwise upon the reasonable request of either Party, the counterparty shall forthwith cease all use of the Personal Information acquired by the counterparty in connection with this Agreement and will return to the Party or, at the Party's request, destroy in a secure manner, the Disclosed Personal Information (and any copies).

ARTICLE 4
CONDITIONS PRECEDENT

4.1

Mutual Conditions Precedent

The respective obligations of the Parties to consummate the transactions contemplated hereby, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)

on or prior to October 26, 2007, the Interim Order shall have been granted in form and substance satisfactory to Purchaser and PrimeWest, each acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to Purchaser or PrimeWest, each acting reasonably, on appeal or otherwise;

(b)

the Special Resolution shall have been passed by the PrimeWest Unitholders and PrimeWest Exchangeable Shareholders on or prior to December 10, 2007 in accordance with the Interim Order and in form and substance satisfactory to Purchaser and PrimeWest, each acting reasonably;

(c)

on or prior to the Business Day immediately preceding the Outside Date, the Final Order shall have been granted in form and substance satisfactory to Purchaser and PrimeWest, each acting reasonably;

(d)

the Articles of Arrangement to be filed with the Registrar in accordance with the Arrangement shall be in form and substance satisfactory to Purchaser and PrimeWest, each acting reasonably;

(e)

the Arrangement shall have become effective on or prior to the Outside Date;

(f)

the Competition Act Approval shall have been received;

(g)

the Investment Canada Approval shall have been received;

(h)

any waiting period under the HSR Act applicable to the transactions contemplated by this Agreement shall have expired or early termination thereof shall have been granted;

(i)

in addition to the approval required by Sections 5.1(f), (g) and (h), all other required regulatory, governmental and third party approvals and consents necessary for the completion of the Arrangement (excluding, for greater certainty, any approvals or consents of the lenders to PrimeWest and OpCo and the lessors under the offices leases of OpCo) shall have been obtained on terms and conditions, satisfactory to Purchaser and PrimeWest, each acting reasonably, all applicable statutory and regulatory waiting periods shall have expired or have been terminated and no unresolved material objection or opposition shall have been filed, initiated or made during any applicable statutory regulatory period; and

(j)

there shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein.

The foregoing conditions are for the mutual benefit of Purchaser and of PrimeWest and OpCo, respectively, and may be asserted either by Purchaser or by PrimeWest and OpCo regardless of the circumstances and may be waived by Purchaser or by PrimeWest and OpCo (with respect to such Party) in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Purchaser or  PrimeWest and OpCo may have, provided, that, (i) notwithstanding the foregoing, so long as Purchaser is not then in material breach of any of its representations, warranties, covenants or other agreements contained in this Agreement, Purchaser shall be the sole party entitled to assert or waive as a condition the failure to complete the actions described in clauses (a), (b) or (c) above on or before the dates specified therein (with, for the avoidance of doubt, all parties being able to assert or waive the conditions that such actions be completed in any event on or before the Effective Time); and (ii) no Party may assert the condition set forth in Section 5.1(e) if the failure of Arrangement to become effective on or prior to the date specified therein shall be due to the failure of such Party to perform or comply in all material respects with the covenants and agreements of such Party, or the material breach of the representations or warranties of such Party,  set forth in this Agreement.

4.2

Additional Conditions to Obligations of Purchaser

The obligation of the Acquiring Parties to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)

PrimeWest shall have duly provided notice of the Meeting and mailed the Information Circular and other documentation required in connection with the Meeting on or before October 26, 2007;

(b)

each of the acts and undertakings of PrimeWest and OpCo to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by PrimeWest or OpCo, as applicable;

(c)

PrimeWest shall have furnished Purchaser with:

(i)

certified copies of the resolutions duly passed by the PrimeWest Board of Directors approving this Agreement and the consummation of the transactions contemplated hereby; and

(ii)

certified copies of the resolution of PrimeWest Securityholders, duly passed at the Meeting, approving the Special Resolution;

(d)

the representations and warranties of PrimeWest and OpCo contained in Section  shall be true in all respects as at the Effective Date with the same effect as though such representations and warranties had been made at and as of such time and each of PrimeWest and OpCo shall have complied in all respects with their covenants in this Agreement and Purchaser shall have received a certificate to that effect dated the Effective Date from the Chief Executive Officer and Chief Financial Officer of OpCo acting solely on behalf of OpCo and not in their personal capacity, to the best of their information and belief having made reasonable inquiry and Purchaser will have no knowledge to the contrary;

(e)

there shall not have occurred any Material Adverse Change which has not been disclosed in the PrimeWest Public Record (other than disclosures in any exhibits or schedules thereto or in any documents incorporated by reference therein and other than any forward looking disclosures set forth in any risk factor section, any disclosures in any section relating to forward looking statements and any other disclosures included therein to the extent they are primarily predictive or forward-looking in nature) prior to the date hereof or disclosed to Purchaser in the Disclosure Letter;

(f)

Purchaser shall have received resignations and releases from the directors and officers of PrimeWest and the PrimeWest Subsidiaries as described in Section , in form satisfactory to Purchaser, acting reasonably, which releases shall contain exceptions for amounts or obligations owing to such directors or officers as a result of accrued but unpaid salary, bonus, benefits and other compensation and as a result of the Arrangement or pursuant to indemnity or directors' and officers' insurance arrangements and under Sections  and ;

(g)

in the event that dissent rights are given to PrimeWest Securityholders under the terms of the Interim Order, holders of not greater than 10% of the PrimeWest Units shall have exercised rights of dissent in respect of the Arrangement that have not been withdrawn as of the Effective Date; and

(h)

no Governmental Entity (other than in connection with a registration, filing or submission referred to in Section (ii)) shall have imposed, as a condition of granting any regulatory approval or clearance necessary or required under this Agreement, any material restriction, limitation or other obligation (including any obligation to hold separate or divest assets) relating to the governance, management, operation or business of any of the Parties or their Subsidiaries, unless Purchaser and Purchaser Guarantor, in their sole and absolute discretion, first consent in writing to the imposition of such requirement; and

(i)

there shall be no action taken under any existing Applicable Law which is enacted, enforced, promulgated or issued by any Governmental Entity, that results in a judgment or assessment of material damages on PrimeWest, OpCo or any PrimeWest Subsidiaries or Purchaser or any affiliate thereof (which, for the avoidance of doubt, does not include such matters as described in clause (h) above), directly or indirectly relating to the transactions contemplated herein; and

(j)

any review or investigation with respect to any submission to a Governmental Authority referred to in Section (ii) shall have terminated, provided that in the event that as of the Outside Date the termination has not been obtained, this condition shall not be applicable.

The conditions in this Section  are for the exclusive benefit of Purchaser and may be asserted by Purchaser regardless of the circumstances or may be waived by Purchaser in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Purchaser may have.

4.3

Additional Conditions to Obligations of PrimeWest and OpCo

The obligation of PrimeWest and OpCo to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)

each of the acts and undertakings of Purchaser to be performed on or before the Effective Date pursuant to the terms of this Agreement and the Plan of Arrangement shall have been duly performed by Purchaser;

(b)

Purchaser shall have furnished PrimeWest with certified copies of the resolutions duly passed by the board of directors of Purchaser approving this Agreement and the consummation of the transactions contemplated hereby; and

(c)

the representations and warranties of Purchaser contained in Section  shall be true in all respects as at the Effective Date with the same effect as though such representations and warranties had been made at and as of such time and Purchaser shall have complied in all respects with its covenants in this Agreement and PrimeWest shall have received a certificate to that effect dated the Effective Date from two senior officers of Purchaser acting solely on behalf of Purchaser and not in their personal capacity, to the best of their information and belief having made reasonable inquiry and PrimeWest will have no knowledge to the contrary.

The conditions in this Section  are for the exclusive benefit of PrimeWest and OpCo may be asserted by PrimeWest and OpCo regardless of the circumstances or may be waived by PrimeWest and OpCo in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which PrimeWest and OpCo may have.

4.4

Notice and Effect of Failure to Comply with Conditions

(a)

Each of Purchaser and PrimeWest shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof to the Effective Date of any event or state of facts which occurrence or failure would, or would be likely to, (i) cause any of the representations or warranties of any Party contained herein to be untrue or inaccurate in any material respect, or (ii) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder; provided, however, that no such notification will affect the representations or warranties of the Parties or the conditions to the obligations of the Parties hereunder.

(b)

If any of the conditions precedent set forth in Sections ,  or  hereof shall not be complied with or waived by the Party or Parties for whose benefit such conditions are provided on or before the date required for the performance thereof, then a Party for whose benefit the condition precedent is provided may, in addition to any other remedies they may have at law or equity (as limited by this Agreement), terminate this Agreement at any time prior to the filing of the Articles of Arrangement for the purpose of giving effect to the Arrangement provided that (i)  hereof shall survive any such termination; (ii) the Party intending to rely thereon has delivered a written notice to the other Party, specifying in reasonable detail, and to the extent applicable, all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfillment of the applicable conditions precedent (more than one such notice may be delivered by a Party); (iii) so long as Purchaser is not then in material breach of any of its representations, warranties, covenants or other agreements contained in this Agreement, Purchaser shall be the sole party entitled to terminate this Agreement for the failure to complete the actions described in Sections ,  or  on or before the dates specified therein (with, for the avoidance of doubt, all Parties being able to terminate this Agreement for the failure to complete such actions be completed in any event on or before the Effective Time); (iv) the Party for whose benefit the conditions set forth in Sections  and  are provided may terminate this Agreement at such time prior to the Effective Time if there shall have been a breach of representations, warranties, covenants or other agreements related to such condition which, individually or in the aggregate, would result in, if continuing or occurring at the Effective Time, the failure of such condition, and which is not cured within the earlier of the Outside Date or 30 days following written notice to the party committing such breach, or which cannot be cured within such time period, provided that no Party shall have the right to terminate this Agreement at any time with respect to the conditions set forth in Sections  or  if such Party is then in material breach of its covenants, agreements, representations or warranties contained in this Agreement; and (v) no Party may terminate this Agreement for a failure of the condition set forth in  Section  if the failure of Arrangement to become effective on or prior to the date specified therein shall be due to the failure of such Party to perform or comply in all material respects with the covenants and agreements of such Party, or the material breach of the representations or warranties of such Party, set forth in this Agreement.  More than one such notice may be delivered by a Party.

4.5

Satisfaction of Conditions

The conditions set out in this  are conclusively deemed to have been satisfied, waived or released when, with the agreement of the Parties, Articles of Arrangement are filed under the ABCA to give effect to the Arrangement.

ARTICLE 5
AGREEMENT AS TO DAMAGES AND OTHER ARRANGEMENTS

5.1

Purchaser Damages

If at any time after the execution of this Agreement:

(a)

the PrimeWest Board of Directors has (or any committee of such board of directors has taken any action which if taken by the full board of directors would have): (i) withdrawn, changed or qualified or failed to include in the Information Circular any of its recommendations or determinations referred to in Section  and  in a manner adverse to Purchaser or shall have resolved to do so prior to the Effective Date, or (ii) upon being given reasonable notice by Purchaser in writing, failed to issue a press release no later than 5 Business Days prior to the Meeting (or such later time prior to the Meeting as Purchaser may request) reaffirming its recommendation of the Arrangement and the Special Resolution, or (iii) PrimeWest or its Board of Directors or any committee thereof shall authorize or publicly propose any of the foregoing;

(b)

an Acquisition Proposal has been publicly announced, or is proposed, offered or made to PrimeWest, OpCo or any of the PrimeWest Securityholders prior to the date of the Meeting, the PrimeWest Securityholders do not approve the Arrangement or the Arrangement is not submitted for their approval and any agreement with respect to any Acquisition Proposal is entered into, or the transaction relating to any Acquisition Proposal is completed within 12 months following the date of the Meeting or if the Meeting is not held, the initially announced date of the Meeting;

(c)

PrimeWest or the PrimeWest Board of Directors or any committee thereof accepts, recommends, approves or enters into an agreement, understanding, letter of intent or agreement in principle to implement a Superior Proposal; or

(d)

either PrimeWest or OpCo breaches any of its representations, warranties or covenants made in this Agreement which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change or materially impedes the completion of the Arrangement (any breach by PrimeWest or OpCo of Sections , , , , ,  or  to be deemed conclusively to have materially impeded the completion of the Arrangement) and such breach other than with respect to the provisions listed in the foregoing parentheses, if curable, has not been cured within 10 Business Days after PrimeWest first becomes aware of such breach, and Purchaser gives notice to PrimeWest and OpCo that it does not intend to complete the Arrangement as a result of such breach;

(each of the above being a "Purchaser Damages Event"), then in the event of the termination of this Agreement pursuant to Section , PrimeWest shall pay to Purchaser the sum of $75,000,000 in immediately available funds to an account designated by Purchaser within one Business Day after the first to occur of the events described above, and, after such event but prior to payment of such amount, PrimeWest shall be deemed to hold such funds in trust for Purchaser.  Such amount shall constitute liquidated damages, and, upon payment in full of such amount to Purchaser, subject to Section  Purchaser shall be precluded from any other remedy against PrimeWest or OpCo, at law or in equity or otherwise, and Purchaser shall not seek to obtain any recovery, judgment or damages of any kind, including consequential, indirect or punitive damages, against PrimeWest, OpCo, any of the other PrimeWest Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or Affiliates in connection with this Agreement or the transactions contemplated hereby.

In the event an Acquisition Proposal is publicly announced or is proposed, offered or made to PrimeWest, OpCo or any of the PrimeWest Securityholders prior to the date of the Meeting and the PrimeWest Securityholders do not approve the Arrangement or the Arrangement is not submitted for their approval (the "Expenses Event"), PrimeWest shall (unless a Purchaser Damages Event under Section 6.1(a), (b) or (c) shall have occurred) pay to Purchaser the sum of $10,000,000 in immediately available funds to an account designated by Purchaser within one Business Day after the first to occur of the date of the Meeting and, if the Meeting is not held, the initially announced date of the Meeting, and, after such event but prior to payment of such amount, PrimeWest shall be deemed to hold such funds in trust for Purchaser.  If, pursuant to Section 6.1(b), a Purchaser Damages Event occurs subsequent to an Expenses Event, the payment made in respect of the Expenses Event shall be credited against the payment required for Purchaser Damages Event.

5.2

Liquidated Damages

Each Party acknowledges that all of the payment amounts set out in this Article 6 are payments of liquidated damages which are a genuine pre-estimate of the damages which Purchaser will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement and are not penalties. PrimeWest and OpCo irrevocably waive any right they may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the Parties agree that the payment of the amounts pursuant to this Article 6 is the sole monetary remedy of Purchaser for any breach or breaches of this agreement by PrimeWest or OpCo.  Nothing herein shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreement or otherwise to obtain specific performance of any of such act, covenants or agreements, without the necessity of posting bond or security in connection therewith.  Nothing herein shall prevent PrimeWest or OpCo from bringing any action to recover actual damages from Purchaser or Purchaser Guarantor for a breach of this agreement by Purchaser or Purchaser Guarantor.

ARTICLE 6
AMENDMENT

6.1

Amendment

This Agreement may at any time and from time to time before or after the holding of the Meeting be amended by written agreement of the Parties hereto without, subject to Applicable Law, further notice to or authorization on the part of the PrimeWest Securityholders and any such amendment may, without limitation:

(a)

change the time for performance of any of the obligations or acts of the Parties;

(b)

waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)

waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; or

(d)

waive compliance with or modify any other conditions precedent contained herein;

provided that no such amendment reduces or adversely affects the consideration to be received by a PrimeWest Securityholder (other than effects on the tax consequences thereto which are not, for the PrimeWest Securityholders taken as a whole, meaningful) without approval by the PrimeWest Securityholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

ARTICLE 7
TERMINATION

7.1

Termination

This Agreement may be terminated at any time prior to the Effective Date:

(a)

by mutual written consent of Purchaser and PrimeWest;

(b)

as provided in Section ;

(c)

by Purchaser upon the occurrence of a Purchaser Damages Event as provided in Section ; or

(d)

by PrimeWest prior to the approval of the Special Resolution, upon PrimeWest entering into a definitive agreement with respect to a Superior Proposal, in accordance with the provisions of Section  and the payment by PrimeWest to Purchaser of the amount required by Section .

In the event of the termination of this Agreement in the circumstances set out in paragraphs  through  of this Section , this Agreement shall forthwith become void and neither Party shall have any liability or further obligation to the other Party hereunder except as set forth in  and each Party's obligations in the Confidentiality Agreement which shall survive such termination, provided that no party shall be relieved or released from any liabilities or damages for fraud or wilful or intentional breach hereof.

ARTICLE 8
NOTICES

8.1

Notices

All notices that may or are required to be given pursuant to any provision of this Agreement are to be given or made in writing and served personally or sent by telecopy:

(a)

in the case of PrimeWest or OpCo, to:

5100, 150 – 6th Avenue S.W.

Calgary, Alberta   T2P 3Y7

Attention:

Donald A. Garner, President and Chief Executive Officer

Facsimile:

(403) 699-7477

with a copy to:

Stikeman Elliott LLP

4300 Bankers Hall West

888 Third Street, S.W.

Calgary, Alberta T2P 5C5

Attention:

Leland Corbett

Facsimile:

(403) 266-9034

(b)

in the case of Purchaser or Purchaser Guarantor, to:

c/o Abu Dhabi National Energy Company PJSC

P.O. Box 55224

Abu Dhabi, United Arab Emirates

Attention:

Francois Duquette, General Counsel

Fax:

+971 2 642 2555

with a copy to:

Heenan Blaikie LLP

12 Floor

Fifth Avenue Place

1st Street SW

Calgary, Alberta, Canada

Attention:

Thomas Cotter

Fax:

(866) 224-5589

and to

Latham & Watkins LLP

885 Third Avenue, Suite 1000

New York, NY 10022

Attention:

Edward Sonnenschein

Fax:

(212) 751-4864

or such other address as the Parties may, from time to time, advise to the other Parties hereto by notice in writing. The date or time of receipt of any such notice will be deemed to be the date of delivery or the time such telecopy is received.

ARTICLE 9
GENERAL

9.1

Binding Effect

This Agreement shall be binding upon and enure to the benefit of the Parties hereto.

9.2

Assignment

No Party to this Agreement may assign any of its rights or obligations under this Agreement without prior written consent of the other Party.  Notwithstanding the foregoing prohibition on assignment, Purchaser may assign all of its obligations under this Agreement to an affiliate of Purchaser (but not if that assignment would extend the time for, or render less certain, the completion of the Arrangement) provided that such assignment shall not release Purchaser or Purchaser Guarantor from any of its obligations under this Agreement and provided further that, except in the case of a statutory amalgamation under the ABCA, such affiliate enters into an agreement with PrimeWest and OpCo satisfactory to PrimeWest and OpCo, acting reasonably, pursuant to which such affiliate expressly assumes all of Purchaser's obligations under this Agreement and, if that assignment occurs before the Effective Time, that affiliate covenants to remain an affiliate of Purchaser until Effective Time. Subject to the foregoing, this Agreement shall inure to the benefit of, be enforceable by and be binding on the Parties and their respective successors (including any successor by agreement or by reason of amalgamation, merger, liquidation, operation or law or otherwise of any Party) and permitted assigns.

9.3

Disclosure

Each Party shall receive the prior consent, not to be unreasonably withheld, of the other Party prior to issuing or permitting any director, officer, employee or agent to issue, any press release or other written statement with respect to this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, if either Party is required by law or administrative regulation to make any disclosure relating to the transactions contemplated herein, such disclosure may be made, but that Party will consult with the other Party as to the wording of such disclosure prior to its being made.

9.4

Costs

Except as contemplated herein, each Party hereto covenants and agrees to bear its own costs and expenses in connection with the transactions contemplated hereby. Purchaser and PrimeWest shall share equally any filing fees payable for applications made under the Competition Act and the HSR Act in respect of the transactions contemplated by the Arrangement.

9.5

Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a)

the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b)

the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

9.6

Further Assurances

Each Party hereto shall, from time to time and at all times hereafter, at the request of the other Party hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

9.7

Time of Essence

Time shall be of the essence of this Agreement.

9.8

Governing Law

This Agreement shall be governed by and construed in accordance with the Laws of the Province of Alberta and the Parties hereto irrevocably attorn to the jurisdiction of the courts of the Province of Alberta.

9.9

Waiver

No waiver by any Party shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

9.10

Third Party Beneficiaries

The provisions of Section  and Section  are intended for the benefit of the directors, officers, employees and consultants of PrimeWest and the PrimeWest Subsidiaries referenced therein, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such persons and his or her heirs, executors administrators and other legal representatives (collectively, the "Third Party Beneficiaries") and PrimeWest and OpCo shall hold the rights and benefits of Section  and Section  in trust for and on behalf of the Third Party Beneficiaries and PrimeWest and OpCo hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries.

9.11

Obligations

The Parties hereto acknowledge that, with respect to PrimeWest being a party to this Agreement, OpCo is entering into this Agreement solely in its capacity as agent on behalf of PrimeWest and the obligations of PrimeWest hereunder shall not be personally binding upon the PrimeWest Trustee, OpCo or any of the PrimeWest Unitholders or any annuitant under a plan of which a PrimeWest Unitholder is a trustee or carrier (an "annuitant") and that any recourse against PrimeWest, the PrimeWest Trustee, OpCo or any PrimeWest Unitholder or annuitant in any manner in respect of any indebtedness, obligation or liability of PrimeWest arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence, or tortious behaviour or otherwise, shall be limited to, and satisfied only out of, the Trust Fund as defined in the PrimeWest Trust Indenture.  No former, current or future direct or indirect equity holders, controlling persons, stockholders, directors, officers, employees, agents, affiliates, members, managers, general or limited partners or assignees of PrimeWest, OpCo or Purchaser or Purchaser Guarantor or any of their respective affiliates or any former, current or future direct or indirect equity holders, controlling persons, stockholders, directors, officers, employees, agents, affiliates, members, managers, general or limited partners or assignees of any of the foregoing, shall have any liability or obligation for any of the representations, warranties, covenants, agreements, obligations or liabilities of the Parties under this Agreement or of or for any action, suit, arbitration, claim, litigation, investigation, or proceeding based on, in respect of, or by reason of, the transactions contemplated hereby (including the breach, termination or failure to consummate such transactions), in each case whether based on contract, tort, strict liability, other Laws or otherwise and whether by piercing the corporate veil, by a claim by or on behalf of a party hereto or another Person or otherwise.

9.12

Counterparts

This Agreement may be executed in counterparts and by facsimile or other electronic signature, each of which shall be deemed an original, and all of which together constitute one and the same instrument.

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 NY\1326408.1

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

PRIMEWEST ENERGY TRUST, by its

PRIMEWEST ENERGY INC.

Manager, PRIMEWEST ENERGY INC.

Per:

/s/ Harold P. Milavsky

Per:

/s/ Harold P. Milavsky

Name: Harold P. Milavsky

Name:

Harold P. Milavsky

Title:

Chairman

Title:

Chairman

Per:

/s/ Donald A. Garner

Per:

/s/ Donald A. Garner

Name:

Donald A. Garner

Name:

Donald A. Garner

Title:

President and

Title:

President and

Chief Executive Officer

Chief Executive Officer

A - 2

1350849 ALBERTA LTD.

TAQA NORTH LTD.

Per:

/s/ Peter Barker-Homek

Per:

/s/ Peter Barker-Homek

Name:

 Peter Barker-Homek

Name:

Peter Barker-Homek

Title:

President

Title:

Director